XP Inc.

Interim condensed consolidated
financial statements at
March 31, 2025
and report on review

www.pwc.com.br	PricewaterhouseCoopers Auditores Independentes Ltda. Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16[o], São Paulo, SP, Brasil, 04538-132 T: +55 (11) 4004-8000

Report on review of interim condensed
consolidated financial statements

To the Board of Directors and Shareholders

XP Inc.

Introduction

We have reviewed the accompanying interim condensed consolidated balance sheet of XP Inc. and its subsidiaries ("Company") as at March 31, 2025 and the related interim condensed consolidated statements of income and comprehensive income, changes in equity ad cash flows for the three-month period then ended, and explanatory notes.

Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with International Accounting Standard (IAS) 34 - "Interim Financial Reporting", of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim condensed financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently did not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements referred to above are not prepared, in all material respects, in accordance with IAS 34.

São Paulo, May 20, 2025

PricewaterhouseCoopers Auditores Independentes Ltda. CRC 2SP000160/O-5	Marcos Paulo Putini Contador CRC 1SP212529/O-8

www.pwc.com.br	PricewaterhouseCoopers Auditores Independentes Ltda. Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16[o], São Paulo, SP, Brasil, 04538-132 T: +55 (11) 4004-8000

XP Inc. Unaudited interim condensed consolidated financial statements for the three months period ended March 31, 2025

XP Inc. and its subsidiaries Unaudited interim condensed consolidated financial statements for the three months period ended March 31, 2025

Table of Contents

Unaudited interim condensed consolidated balance sheets	3
Unaudited interim condensed consolidated statements of income and of comprehensive income	5
Unaudited interim condensed consolidated statements of changes in equity	6
Unaudited interim condensed consolidated statements of cash flows	7
1. Operations	8
2. Basis of preparation and changes to the Group’s accounting policies	9
3. Securities purchased (sold) under resale (repurchase) agreements	13
4. Securities	14
5. Derivative financial instruments	17
6. Hedge accounting	17
7. Loan operations	21
8. Prepaid expenses	21
9. Securities trading and intermediation (receivable and payable)	22
10. Expected Credit Losses on Financial Assets and Reconciliation of carrying amount	22
11. Investments in associates and joint ventures	24
12. Property, equipment, goodwill, intangible assets and lease	24
13. Financing Instruments Payable	26
14. Borrowings	27
15. Other financial assets and financial liabilities	27
16. Other assets and other liabilities	28
17. Retirement plans and insurance liabilities	28
18. Income tax	29
19. Equity	31
20. Related party transactions	32
21. Provisions and contingent liabilities	32
22. Total revenue and income	34
23. Operating costs	36
24. Operating expenses by nature	36
25. Other operating income (expenses), net	36
26. Share-based plan	37
27. Earnings per share (basic and diluted)	37
28. Determination of fair value	38
29. Management of financial risks and financial instruments	40
30. Capital Management	41
31. Cash flow information	42
32. Subsequent events	42

XP Inc. and its subsidiaries Unaudited interim condensed consolidated balance sheets As of March 31, 2025 and December 31, 2024 In thousands of Brazilian Reais

Assets	Note	March 31, 2025	December 31, 2024

Cash		8,226,290	5,610,548

Financial assets		321,791,203	321,697,974

Fair value through profit or loss		213,088,733	196,185,210
Securities	4	162,094,984	149,985,414
Derivative financial instruments	5	50,993,749	46,199,796

Fair value through other comprehensive income		51,001,309	50,879,981
Securities	4	51,001,309	50,879,981

Evaluated at amortized cost		57,701,161	74,632,783
Securities	4	5,677,031	2,836,146
Securities purchased under resale agreements	3	7,901,168	22,057,137
Securities trading and intermediation	9	4,703,093	6,499,097
Accounts receivable		927,778	778,943
Loan operations	7	29,966,410	29,228,463
Other financial assets	15	8,525,681	13,232,997

Other assets		10,614,439	10,657,119
Recoverable taxes		554,693	452,555
Rights-of-use assets	12	355,073	313,141
Prepaid expenses	8	4,360,697	4,363,233
Other	16	5,343,976	5,528,190

Deferred tax assets	18	2,849,526	2,887,935
Investments in associates and joint ventures	11	3,515,027	3,518,779
Property and equipment	12	319,155	449,956
Goodwill and intangible assets	12	2,650,399	2,634,449

Total assets		349,966,039	347,456,760

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Unaudited interim condensed consolidated balance sheets As of March 31, 2025 and December 31, 2024 In thousands of Brazilian Reais

Liabilities and equity	Note	March 31, 2025	December 31, 2024

Financial liabilities		258,017,049	257,965,004

Fair value through profit or loss		65,456,520	55,301,063
Securities	4	18,102,041	15,253,376
Derivative financial instruments	5	47,354,479	40,047,687

Evaluated at amortized cost		192,560,529	202,663,941
Securities sold under repurchase agreements	3	54,371,879	71,779,721
Securities trading and intermediation	9	20,716,838	18,474,978
Financing instruments payable	13	99,621,575	95,248,482
Accounts payables		871,320	763,465
Borrowings	14	3,502,092	1,666,432
Other financial liabilities	15	13,476,825	14,730,863

Other liabilities		70,612,234	69,179,229
Social and statutory obligations		619,134	1,310,911
Taxes and social security obligations		515,924	417,668
Retirement plans and insurance liabilities	17	68,432,365	66,224,387
Provisions and contingent liabilities	21	173,058	146,173
Other	16	871,753	1,080,090

Deferred tax liabilities	18	290,433	265,290

Total liabilities		328,919,716	327,409,523

Equity attributable to owners of the Parent company	19	21,042,088	20,043,557
Issued capital		26	26
Capital reserve		21,075,434	20,939,689
Other comprehensive income		(548,939)	(673,978)
Treasury shares		(719,952)	(222,180)
Retained earnings		1,235,519	-

Non-controlling interest		4,235	3,680

Total equity		21,046,323	20,047,237

Total liabilities and equity		349,966,039	347,456,760

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries

Unaudited interim condensed consolidated statements of income and of comprehensive income for the three months period ended March 31, 2025 and 2024

In thousands of Brazilian Reais, except earnings per share

		Three months period ended March 31,
	Note	2025	2024

Net revenue from services rendered	22	1,649,928	1,623,851
Net income/(loss) from financial instruments at amortized cost and at fair value through other comprehensive income	22	(901,758)	227,251
Net income/(loss) from financial instruments at fair value through profit or loss	22	3,596,353	2,201,754
Total revenue and income		4,344,523	4,052,856

Operating costs	23	(1,282,940)	(1,218,816)
Selling expenses	24	(56,837)	(32,054)
Administrative expenses	24	(1,448,498)	(1,451,651)
Other operating income (expenses), net	25	22,625	9,221
Expected credit losses	10	(146,411)	(96,870)
Interest expense on debt		(177,193)	(181,337)
Share of profit (loss) in joint ventures and associates	11	7,455	7,104

Income before income tax		1,262,724	1,088,453

Income tax credit (expense)	18	(26,659)	(58,898)

Net income for the period		1,236,065	1,029,555

Other comprehensive income
Items that can be subsequently reclassified to income
Foreign exchange variation of investees located abroad		(57,794)	14,796
Gains (losses) on net investment hedge		52,650	(12,561)
Changes in the fair value of financial assets at fair value through other comprehensive income		139,460	(171,480)

Other comprehensive income (loss) for the period, net of tax		134,316	(169,245)

Total comprehensive income for the period		1,370,381	860,310

Net income attributable to:
Owners of the parent company		1,235,519	1,030,016
Non-controlling interest		546	(461)

Total comprehensive income attributable to:
Owners of the parent company		1,369,835	860,771
Non-controlling interest		546	(461)

Earnings per share from total income attributable to the ordinary equity holders of the company
Basic earnings per share	27	2.3082	1.8781
Diluted earnings per share	27	2.2900	1.8503

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Unaudited interim condensed consolidated statements of changes inequity for the three months period ended March 31, 2025 and 2024 In thousands of Brazilian Reais

	Attributable to owners of the parent
			Capital reserve
	Notes	Issued Capital	Additional paid-in capital	Other Reserves	Other comprehensive income and Other	Retained Earnings	Treasury Shares	Total	Non- Controlling interest	Total Equity

Balances as of December 31, 2023		26	6,417,115	12,772,879	376,449	-	(117,117)	19,449,352	1,492	19,450,844
Comprehensive income for the period
Net income for the period		-	-	-	-	1,030,016	-	1,030,016	(461)	1,029,555
Other comprehensive income, net		-	-	-	(169,245)	-	-	(169,245)	-	(169,245)
Transactions with shareholders - contributions and distributions
Share based plan	26	-	59	142,404	-	-	-	142,463	2,637	145,100
Other changes in equity, net		-	-	-	(21,033)	-	-	(21,033)	-	(21,033)
Treasury shares	19c	-	-	-	-	-	(10,337)	(10,337)	-	(10,337)
Allocations of the net income for the period
Dividends distributed	19d	-	-	-	-	-	-	-	(111)	(111)
Balances as of March 31, 2024		26	6,417,174	12,915,283	186,171	1,030,016	(127,454)	20,421,216	3,557	20,424,773

Balances as of December 31, 2024		26	5,651,493	15,288,196	(673,978)	-	(222,180)	20,043,557	3,680	20,047,237
Comprehensive income for the period
Net income for the period		-	-	-	-	1,235,519	-	1,235,519	546	1,236,065
Other comprehensive income, net		-	-	-	134,316	-	-	134,316	-	134,316
Transactions with shareholders - contributions and distributions
Share based plan	26	-	-	135,745	-	-	-	135,745	190	135,935
Other changes in equity, net		-	-	-	(9,277)	-	-	(9,277)	(1)	(9,278)
Acquisition of treasury shares	19c	-	-	-	-	-	(497,772)	(497,772)	-	(497,772)
Allocations of the net income for the period
Dividends distributed	19d	-	-	-	-	-	-	-	(180)	(180)
Balances as of March 31, 2025		26	5,651,493	15,423,941	(548,939)	1,235,519	(719,952)	21,042,088	4,235	21,046,323

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Unaudited interim condensed consolidated statements of cash flows for the three months period ended March 31, 2025 and 2024 In thousands of Brazilian Reais

		Three months ended March 31,
	Note	2025	2024
Operating activities
Income before income tax		1,262,724	1,088,453

Adjustments to reconcile income before income taxes
Depreciation of property, equipment and right-of-use assets	12	36,339	28,918
Amortization of intangible assets	12	37,787	39,142
Loss on write-off of right-of-use assets, property, equipment and intangible assets and lease, net	12	5,510	15,813
Share of profit or (loss) in joint ventures and associates	11	(7,455)	(7,104)
Income from share in the net income of associates measured at fair value	11	-	15
Expected credit losses on financial assets	10	146,411	96,870
Provision for contingencies, net	21	1,074	(11,572)
Net foreign exchange differences		(596,234)	159,575
Share based plan		135,935	145,100
Interest accrued, including monetary correction on contingent liabilities		173,360	182,512
Loss on disposal of property and equipment		3,795	-

Changes in assets and liabilities
Securities (assets and liabilities)		(14,854,685)	(8,709,462)
Derivative financial instruments (assets and liabilities)		2,565,489	622,005
Securities trading and intermediation (assets and liabilities)		4,029,108	(135,724)
Securities purchased (sold) under resale (repurchase) agreements		(2,511,060)	1,314,890
Accounts receivable		(160,727)	37,352
Loan operations		(842,660)	(1,045,877)
Prepaid expenses		2,536	(58,323)
Other assets and other financial assets		1,880,336	(4,256,116)
Accounts payable		107,855	5,210
Financing instruments payable		5,985,330	2,450,655
Social and statutory obligations		(691,777)	(520,694)
Tax and social security obligations		8,470	30,481
Retirement plans liabilities		2,207,978	2,245,287
Other liabilities and other financial liabilities		(1,315,585)	3,214,432

Cash from (used in) operations		(2,390,146)	(3,068,162)

Income tax paid		(125,450)	(268,007)
Contingencies paid	21	(8,689)	(12)
Interest paid	31	-	(10,064)
Additional contingent consideration paid		(109,628)	-
Net cash flows from (used in) operating activities		(2,633,913)	(3,346,245)

Investing activities
Acquisition of property and equipment	12	(20,129)	(32,965)
Acquisition of intangible assets	12	(52,550)	(13,775)
Dividends received from associates	11	31,934	-
Acquisition of associates	31(ii)	(113,127)	(670,464)
Net cash flows from (used in) investing activities		(153,872)	(717,204)

Financing activities
Acquisition of borrowings	31	1,960,887	-
Acquisition of treasury shares	19(c)	(497,772)	(10,337)
Payments of borrowings and lease liabilities	31	(46,782)	(53,441)
Payment of debt securities in issue	31	(1,266,496)	-
Transactions with non-controlling interests		(1)	-
Dividends paid to non-controlling interests		(180)	(111)
Net cash flows from (used in) financing activities		149,656	(63,889)

Net increase/(decrease) in cash and cash equivalents		(2,638,129)	(4,127,338)
Cash and cash equivalents at the beginning of the period		12,909,616	9,210,482
Effects of exchange rate changes on cash and cash equivalents		(38,775)	9,484
Cash and cash equivalents at the end of the period		10,232,712	5,092,628
Cash		8,226,290	3,938,578
Securities purchased under resale agreements	3	740,464	1,005,478
Bank deposit certificates	4	64,960	58,572
Other deposits at Brazilian Central Bank	15	1,200,998	90,000

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2025 In thousands of Brazilian Reais, unless otherwise stated

1.	Operations

XP Inc. (the “Company”) is a Cayman Island exempted company with limited liability, incorporated on August 29, 2019. The registered office of the Company is 20, Genesis Close, in George Town, Grand Cayman.

XP Inc. is currently the entity which is registered with the U.S. Securities and Exchange Commission (“SEC”). The common shares are trading on the Nasdaq Global Select Market (“NASDAQ-GS”) under the symbol “XP”.

XP Inc. is a holding company controlled by XP Control LLC, which holds 70.72% of voting rights and is controlled by a group of individuals.

XP Inc. and its subsidiaries (collectively, “Group” or “XP Group”) is a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil, the USA and the UK. XP Group are principally engaged in providing its customers, represented by individuals and legal entities in Brazil and abroad, various financial products, services, digital content and financial advisory services, mainly acting as broker-dealer, including securities brokerage, private pension plans, commercial and investment banking products such as loan operations, transactions in the foreign exchange markets and deposits, through our brands that reach clients directly and through network of Independent Financial Advisers (“IFAs”).

These unaudited interim condensed consolidated financial statements as of March 31, 2025, were approved by the Board of Director’s meeting on May 19, 2025.

1.1	Share buy-back programs

On February 20, 2024, the Board of Directors approved a new share repurchase program, which aims to neutralize future shareholder dilution due to the vesting of Restricted Stock Units (RSUs) from the Company´s long-term incentive plan. The Company proposes to undertake a share repurchase program pursuant to which the Board can annually, in each calendar year, approve the repurchase by the Company of a number of Class A common shares equal to the number of RSUs that have vested or will vest during the current calendar year.

Under the approved repurchase program for 2024, XP may repurchase up to 2,500,000 Class A common shares within the period started on February 28, 2024, and ending on December 27, 2024. The repurchase limit was reached on May 23, 2024 and the program has terminated.

On May 23, 2024, the Board of Directors approved a new share repurchase program. Under the program, XP may repurchase up to the amount in dollars equivalent to R$1.0 billion of its outstanding Class A common shares over a period beginning on May 23, 2024, continuing until the earlier of the completion of the repurchase or December 31, 2024, depending upon market conditions. The repurchase limit of R$ 1.0 billion was reached on June 4, 2024 and the program has terminated.

On November 19, 2024, the Board of Directors approved a new share repurchase program, under which XP may repurchase up to the amount in dollars equivalent to R$1.0 billion of its outstanding Class A common shares over a period beginning on November 20, 2024, continuing until the earlier of the completion of the repurchase or November 20, 2025, depending on market conditions.

As of March 31, 2025, the Company held in treasury 7,351,424 Class A shares (equivalent to R$ 603 million or US$ 103 million), acquired under its share buy-back programs, which were acquired at an average price of US$ 14.05 per share, with prices ranging from US$ 11.44 to US$ 16.13.

1.2	Corporate reorganization

In order to improve corporate structure, Group’s capital and cash management, XP Inc is conducting entity reorganizations, as follows:

i)	Inversion of financial institutions in Brazil: On November 13, 2024, the completion of the corporate reorganization was approved, where Banco XP became the group's main operational holding company.

ii)	Reorganization of international operations. The entities XP Holding International LLC, XP Advisory US and XP Holding UK Ltd, which are no longer wholly owned subsidiaries of XP Investimentos S.A., and are now directly owned by XP Inc. The transaction was completed on October 20, 2023.

iii)	XP Investimentos spin-off: On May 1, 2025, the investment held in XP Controle 5 Participações and some commercial notes issued by XP Investimentos was spun off. As a result of this transaction, XP Controle 5 Participações became a wholly-owned subsidiary of Banco XP

The corporate reorganization events described above had no material impacts on the Group’s financial position and results of operations.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2025 In thousands of Brazilian Reais, unless otherwise stated

2.	Basis of preparation and changes to the Group’s accounting policies

a)	Basis of preparation

The unaudited interim condensed consolidated balance sheet as of March 31, 2025, the unaudited interim condensed consolidated statements of income, changes in equity, cash flows and comprehensive income for the three months period ended March 31, 2025 and 2024 (the “financial statements”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2024. The list of notes that were not presented in this unaudited interim condensed is described below:

Note to financial statements of December 31, 2024	Description
3.	Summary of significant accounting policies
4.	Significant accounting judgements, estimates and assumptions
5.	Group structure
11.	Accounts receivable
12.	Recoverable taxes
21.	Social and Statutory obligations
22.	Tax and social security obligations
26. (a)	Key-person management compensation

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the new accounting policies adopted for the current interim reporting period, see Note 2 (b).

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), which is the Group’s presentation currency, and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

b)	New standards, interpretations and amendments not yet adopted

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2024.

(a) Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7 (effective for annual periods beginning on or after January 1, 2026): On May 30, 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments:

• clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

• clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

• add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and

• update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

The Group does not expect these amendments to have a material impact on its operations or financial statements.

(b) Amendments to new ‘own use’ and hedging guidance for contracts referencing nature-dependent electricity – Amendments to IFRS 9 and IFRS 7 (effective for annual periods beginning on or after January 1, 2026): The IASB has issued targeted amendments to IFRS 9 ‘Financial Instruments’ and IFRS 7 ‘Financial Instruments: Disclosures’, to ensure that financial statements faithfully represent the effects of an entity’s contracts referencing nature-dependent electricity. The Group does not expect these amendments to have a material impact on its operations or financial statements.

(c) IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective for annual periods beginning on or after January 1, 2027): Issued in May 2024, IFRS 19 allows for certain eligible subsidiaries of parent entities that report under

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2025 In thousands of Brazilian Reais, unless otherwise stated

IFRS Accounting Standards to apply reduced disclosure requirements. The Group does not expect this standard to have an impact on its operations or financial statements.

(d) IFRS 18 Presentation and Disclosure in Financial Statements: The standard replaces IAS 1, carrying forward many of the requirements in IAS 1 unchanged and complementing them with new requirements. In addition, some IAS 1 paragraphs have been moved to IAS 8 and IFRS 7. Furthermore, the IASB has made minor amendments to IAS 7 and IAS 33 - Earnings per Share. IFRS 18 introduces new requirements to:

•  present specified categories and defined subtotals in the statement of profit or loss

•  provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements

•  improve aggregation and disaggregation.

An entity is required to apply IFRS 18 for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. The amendments to IAS 7 and IAS 33, as well as the revised IAS 8 and IFRS 7, become effective when an entity applies IFRS 18. IFRS 18 requires retrospective application with specific transition provisions. The application of these standards may have an impact on the Group's consolidated financial statements in future periods.

c)	Basis of consolidation

There were no changes since December 31, 2024, in the accounting practices adopted for consolidation of the Company’s direct and indirect interests in its subsidiaries for the purposes of these unaudited interim condensed consolidated financial statements.

(i)	Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group.

Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the statement of income and of comprehensive income, statement of changes in equity and balance sheet respectively.

(ii)	Associates

Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates include the goodwill identified upon acquisition, net of any cumulative impairment loss.

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in the Group’s income statement, and the Group’s share of movements in other comprehensive income of the investee in the Group’s other comprehensive income. Dividends received or receivable from associates are recognized as a reduction in the carrying amount of the investment.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

If its interest in the associates decreases, but the Group retains significant influence or joint control, only the proportional amount of the previously recognized amounts in other comprehensive income is reclassified in income, when appropriate.

(iii)	Interests in associates measured at fair value

The Group has investments in associates measured at fair value in accordance with item 18 of IAS 28 – Investments in Associates and Joint Ventures. These investments are held through XP FIP Managers and XP FIP Endor, which are venture capital organizations. In determining whether the funds meet the definition of venture capital organizations, management considers the investment portfolio features and objectives. The portfolio classified in this category has the objective to generate growth in the value of its investments in the medium term and have an exit strategy. Additionally, the performance of these portfolios is evaluated and managed considering a fair value basis of each investment.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2025 In thousands of Brazilian Reais, unless otherwise stated

d)	Business combinations and other developments

(i)	Minority stake acquisitions

During the year ended December 31, 2023, XP Inc. entered in agreements through its subsidiary XP Controle 5 Participações Ltda. to acquire minority stakes in Monte Bravo Holding JV S.A. (“Monte Bravo”), Blue3 S.A. (“Blue3”) and Ável Participações Ltda. (“Ável”). These companies were part of XP Inc’s IFAs network. The total fair value consideration recorded for those acquisitions is R$ 784,743, including the goodwill in a total amount of R$ 487,671. The goodwill recognized is mainly attributable to expected synergies arising from the investments. As of March 31, 2025, from the total fair value consideration: (i) R$ 45,000 was paid during 2023, (ii) R$ 669,521 was paid during 2024 (including monetary correction on this amount), (iii) R$ 35,518 was paid during 2025 (including monetary correction on this amount) and (iv) there is a remaining amount of R$ 39,321 recorded through accounts payable (including monetary correction on this amount), which is payable in January 2026.

During the year ended December 31, 2024, XP Inc. entered in agreements through its subsidiary XP Controle 5 Participações Ltda. to acquire minority stakes in other three IFAs. The total fair value consideration recorded for those acquisitions is R$ 414,503, including the preliminary goodwill in a total amount of R$ 326,735. As of March 31, 2025, from the total fair value consideration: (i) R$ 225,766 was paid in cash during 2024, (ii) R$ 106,412 was settled through the private issuance of XP Inc Class A shares (see note 19a), (iii) there is an amount equal to R$ 20,000 recorded through contingent consideration (note 15b), (iv) R$ 27,209 was paid in cash during 2025 (including monetary correction on this amount) and (v) there is a remaining amount of R$ 34,895 recorded through accounts payable (including monetary correction on this amount), which will be paid during the last quarter of 2025.

During the three months period ended March 31, 2025, XP Inc. entered in an agreement through its subsidiary XP Controle 5 Participações Ltda. to acquire a minority stake in other IFA of its IFAs network. The total fair value consideration recorded for the acquisition is R$ 50,400, including the preliminary goodwill in a total amount of R$ 31,010. The goodwill recognized is mainly attributable to expected synergies arising from the investment. During the three months period ended March 31, 2025, the total fair value consideration of R$ 50,400 was paid in cash.

(ii)	Presentation improvements for foreign exchange portfolios

The Group has changed the presentation of foreign exchange transactions, which are accounted for under “Other financial assets and liabilities”, applying the offsetting of asset and liability positions that meet the requirements of item 42 of IAS 32.

(iii)	New business models for managing financial assets

Management is undertaking an assessment to evaluate the possibility of classifying part of its proprietary securities portfolio as amortized cost.

e)	Segment reporting

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”) and the Board of Directors (“BoD”), represented by statutory directors holders of ordinary shares of the immediate parent of the Company, reviews selected items of the statement of income and of comprehensive income.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment. The CODM reviews relevant financial data on a combined basis for all subsidiaries and joint ventures.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the unaudited interim condensed consolidated statements of income and of comprehensive income and unaudited interim condensed consolidated balance sheet.

See Note 22(c) for a breakdown of total revenue and income and selected assets by geographic location.

f)	Estimates

The preparation of unaudited interim condensed consolidated financial statements of the Group requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the reporting date. Actual results may differ from these estimates.

In preparing these unaudited interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set in the consolidated financial statements for the year ended December 31, 2024.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2025 In thousands of Brazilian Reais, unless otherwise stated

3.	Securities purchased (sold) under resale (repurchase) agreements

a)	Securities purchased under resale agreements

	March 31, 2025	December 31, 2024
Collateral held	401,784	3,163,705
National Treasury Notes (NTNs) (i)	30,949	777,325
National Treasury Bills (LTNs) (i)	44,665	2,069,688
Financial Treasury Bills (LFTs) (i)	-	173,489
Debentures (ii)	203,034	27,560
Real Estate Receivable Certificates (CRIs) (ii)	114,922	11,073
Other (ii)	8,214	104,570

Collateral repledge	7,418,506	18,895,796
National Treasury Bills (LTNs) (i)	-	3,230,098
Financial Treasury Bills (LFTs) (i)	-	529,180
National Treasury Notes (NTNs) (i)	-	7,538,695
Debentures (ii)	3,856,413	4,304,132
Real Estate Receivable Certificates (CRIs) (ii)	2,422,572	1,982,544
Agribusiness Receivables Certificates (CRAs) (ii)	-	120,652
Interbank Deposits Certificate (CDIs) (ii)	833,188	815,302
Other (ii)	306,333	375,193

Collateral sold	82,893	-
National Treasury Bills (LTNs) (i)	82,893	-

Expected Credit Loss (iii)	(2,015)	(2,364)

Total	7,901,168	22,057,137

(i) Investments in purchase and sale commitments collateral-backed by sovereign debt securities refer to transactions involving the purchase of sovereign debt securities with a commitment to sale originated mainly in the subsidiaries XP CCTVM, Banco XP and in proprietary funds.

(ii) Refers to fixed-rate fixed-income assets, which are low-risk investments collateral-backed.

(iii) The reconciliation of gross carrying amount and the expected credit loss segregated by stages are presented in the Note 10.

As of March 31, 2025, securities purchased under resale agreements were carried out at average interest rates of 14.23% p.a. (12.3% p.a. as of December 31, 2024).

As of March 31, 2025, the amount of R$ 740,464 (December 31, 2024 - R$ 2,885,843), from the total amount of collateral held portfolio and interbank deposits certificates, is being presented as cash equivalents in the statements of cash flows.

b)	Securities sold under repurchase agreements

	March 31, 2025	December 31, 2024
National Treasury Bills (LTNs)	8,068,114	13,742,957
National Treasury Notes (NTNs)	22,039,992	29,235,747
Financial Treasury Bills (LFTs)	-	2,892,362
Debentures	9,591,885	14,889,816
Real Estate Receivable Certificates (CRIs)	9,639,477	9,260,382
Financial Credit Bills (LFs)	3,861,177	1,741,369
Agribusiness Receivables Certificates (CRAs)	1,171,234	17,088
Total	54,371,879	71,779,721

As of March 31, 2025, securities sold under repurchase agreements were agreed with average interest rates of 13.88% p.a. (December 31, 2024 – 11.85% p.a.), with assets pledged as collateral.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2025 In thousands of Brazilian Reais, unless otherwise stated

4.	Securities

a)	Securities classified at fair value through profit and loss are presented in the following table:

				March 31, 2025				December 31, 2024
	Gross carrying amount	Fair value	Group portfolio	Retirement plan assets (i)	Gross carrying amount	Fair value	Group portfolio	Retirement plan assets (i)
Financial assets
At fair value through profit or loss
Brazilian onshore sovereign bonds	54,004,591	53,631,670	50,499,443	3,132,227	48,446,247	46,736,163	43,953,460	2,782,703
Investment funds	68,822,018	68,822,018	5,808,022	63,013,996	65,094,106	65,094,106	3,683,854	61,410,252
Stocks issued by public-held company	7,681,761	7,681,761	7,403,758	278,003	6,143,508	6,143,508	5,830,985	312,523
Debentures	12,118,016	12,005,999	11,405,750	600,249	12,806,632	12,491,790	11,898,230	593,560
Structured notes	16,472	19,776	19,776	-	15,940	20,546	20,546	-
Bank deposit certificates (ii)	519,505	534,702	351,957	182,745	648,781	661,664	481,083	180,581
Agribusiness receivable certificates	1,086,760	1,076,807	1,068,894	7,913	1,046,979	999,636	990,119	9,517
Real estate receivable certificates	1,704,665	1,593,021	1,574,728	18,293	1,593,132	1,487,443	1,484,637	2,806
Financial credit bills	850,861	910,564	62,999	847,565	534,961	583,840	32,865	550,975
Real estate credit bill	614,227	614,001	614,001	-	366,447	366,441	366,441	-
Agribusiness credit bills	343,096	343,105	343,105	-	394,385	394,438	394,438	-
Commercial notes	536,588	538,532	532,763	5,769	569,465	520,349	514,409	5,940
Foreign private bonds	9,344,016	9,227,876	9,227,876	-	8,414,822	8,219,727	8,219,727	-
Development Credit Bill	3,100,485	3,099,772	3,099,772	-	4,182,406	4,195,225	4,195,225	-
Others (iii)	1,998,862	1,995,380	1,995,380	-	2,107,849	2,070,538	1,938,125	132,413
Total	162,741,923	162,094,984	94,008,224	68,086,760	152,365,660	149,985,414	84,004,144	65,981,270

(i)	Those financial products represent investment contracts that have the legal form of retirement plans, which do not transfer substantial insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and an asset of the participant in the linked Specially Constituted Investment Fund (“FIE”). Besides assets which are presented segregated above, as retirement plan assets, the Group has proprietary assets to guarantee the solvency of our insurance and pension plan operations, under the terms of CNSP Resolution No. 432/2021, presented as Group portfolio, within investment funds line. As of March 31, 2025, those assets represent R$ 106,906 (December 31, 2024 - R$ 84,334).

(ii)	Bank deposit certificates include R$64,960 (December 31, 2023 – R$69,224) presented as cash equivalents in the statements of cash flows.

(iii)	Mainly related to bonds issued and traded overseas and other securities.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2025 In thousands of Brazilian Reais, unless otherwise stated

b)	Securities at fair value through other comprehensive income are presented in the following table:

	March 31, 2025		December 31, 2024
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Financial assets
At fair value through other comprehensive income
Brazilian onshore sovereign bonds	48,313,362	46,546,858	49,357,469	46,981,007
Foreign sovereign bonds	4,447,239	4,454,451	3,893,441	3,898,974
Total	52,760,601	51,001,309	53,250,910	50,879,981

c)	Securities evaluated at amortized cost are presented in the following table:

	March 31, 2025		December 31, 2024
	Gross carrying amount	Book Value (i)	Gross carrying amount	Book Value (i)
Financial assets
At amortized cost
Brazilian onshore sovereign bonds	1,997,789	1,987,856	-	-
Rural product note	295,102	272,773	212,102	211,555
Commercial notes	3,418,848	3,416,402	2,638,006	2,624,591
Total	5,711,739	5,677,031	2,850,108	2,836,146

(i) Includes expected credit losses in the amount of R$ 34,708 (December 31, 2024 – R$ 13,962). The reconciliation of gross carrying amount and the expected credit loss segregated by stages are presented in the Note 10.

d)	Securities on the financial liabilities classified at fair value through profit or loss are presented in the following table:

	March 31, 2025		December 31, 2024
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Financial liabilities
At fair value through profit or loss
Securities (i)	17,659,659	17,659,659	14,830,405	14,830,405

(i) Related to stock loan operations carried out through the Group's proprietary funds.

e)	Debentures designated at fair value through profit or loss are presented in the following table:

On May 6, 2021, XP Investimentos, issued non-convertible debentures, in the aggregate amount of R$ 500,018, and designated this instrument as fair value through profit or loss in order to align it with the Group’s risk management and investment strategy. The principal amount is due on April 10, 2036. The accrued interest is payable every month from the issuance date and is calculated based on the IPCA (Brazilian inflation index) plus 5% p.a.

	March 31, 2025		December 31, 2024
	Gross carrying amount	Fair value	Gross carrying amount	Fair Value
Financial liabilities
At fair value through profit or loss
Debentures	636,040	442,382	623,620	422,971

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2025 In thousands of Brazilian Reais, unless otherwise stated

Unrealized gains/(losses) due to own credit risk for liabilities for which the fair value option has been elected are recorded in other comprehensive income. Gain/(losses) due to own credit risk were not material for the three months period ended March 31, 2025  and 2024.

Determination of own credit risk for items for which the fair value option was elected

The debenture’s own credit risk is calculated as the difference between its yield and its benchmark rate for similar Brazilian federal securities.

e.1) Difference between aggregate fair value and aggregate remaining contractual principal balance outstanding

The following table reflects the difference between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of March 31, 2025, for instruments for which the fair value option has been elected.

			March 31, 2025

	Contractual principal outstanding	Fair value	Fair value/(under) contractual principal outstanding
Long-term debt
Debentures	636,040	442,382	(193,658)
f)	Securities classified by maturity:

		Assets		Liabilities
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024

Financial assets
At fair value through PL and OCI
Current	116,457,912	100,930,547	17,659,659	14,830,405
Non-stated maturity	76,685,754	68,336,068	17,659,659	14,830,405
Up to 3 months	11,418,738	7,800,480	-	-
From 4 to 12 months	28,353,420	24,793,999	-	-

Non-current	96,638,381	99,934,848	442,382	422,971
After one year	96,638,381	99,934,848	442,382	422,971

Evaluated at amortized cost
Current	1,392,475	87,633	-	-
Up to 3 months	-	9,457	-	-
From 4 to 12 months	1,392,475	78,176	-	-

Non-current	4,284,556	2,748,513	-	-
After one year	4,284,556	2,748,513	-	-

Total	218,773,324	203,701,541	18,102,041	15,253,376

The reconciliation of expected loss to financial assets at amortized cost segregated by stages is demonstrated in Note 10.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2025 In thousands of Brazilian Reais, unless otherwise stated

5.	Derivative financial instruments

The Group trades derivative financial instruments with various counterparties to manage its overall exposures (interest rate, foreign currency and fair value of financial instruments) and to assist its customers in managing their own exposures.

Below is the composition of the derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and by maturity:

	March 31, 2025
	Notiona	Fair Value	%	Up to 3 months	From 4 to 12 months	Above 12 months
Assets
Options	2,505,277,673	10,607,858	21	2,108,118	4,822,672	3,677,068
Swap contracts	762,803,000	23,838,058	46	668,775	3,854,162	19,315,121
Forward contracts	32,947,207	7,623,365	15	6,486,922	230,380	906,063
Future contracts	225,641,195	8,924,468	18	969,659	5,296,802	2,658,007
Total	3,526,669,075	50,993,749	100	10,233,474	14,204,016	26,556,259

Liabilities
Options	2,665,838,092	15,435,551	33	1,241,096	4,106,476	10,087,979
Swap contracts	682,087,681	17,042,902	36	1,205,483	4,995,099	10,842,320
Forward contracts	33,033,326	7,236,483	15	6,827,905	286,616	121,962
Future contracts	211,415,324\	7,639,543	16	831,810	5,115,835	1,691,898
Total	3,592,374,423	47,354,479	100	10,106,294	14,504,026	22,744,159

	December 31, 2024
	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Above 12 months
Assets
Options	2,538,687,746	18,760,746	41	5,326,134	12,239,761	1,194,851
Swap contracts	758,053,043	21,743,021	47	2,296,009	606,502	18,840,510
Forward contracts	24,701,643	2,692,354	6	2,058,810	605,517	28,027
Future contracts	22,759,253	3,003,675	6	134,803	1,269,006	1,599,866
Total	3,344,201,685	46,199,796	100	9,815,756	14,720,786	21,663,254

Liabilities
Options	2,441,605,116	22,034,604	55	5,905,967	8,037,327	8,091,310
Swap contracts	825,780,642	14,000,255	35	2,501,045	1,106,887	10,392,323
Forward contracts	28,290,772	2,083,292	5	2,008,234	72,285	2,773
Future contracts	397,042,853	1,929,536	5	97,829	917,878	913,829
Total	3,692,719,383	40,047,687	100	10,513,075	10,134,377	19,400,235

6.	Hedge accounting

The Group has three types of hedge relationships: hedge of net investment in foreign operations; fair value hedge and cash flow hedge. For hedge accounting purposes, the risk factors measured by the Group are:

•	Interest Rate: Risk of volatility in transactions subject to interest rate variations;

•	Currency: Risk of volatility in transactions subject to foreign exchange variations;

•	Stock Grant Charges: Risk of volatility in XP Inc stock prices, listed on NASDAQ.

The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding processes, as well as avoiding concentration of these risks.

The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2025 In thousands of Brazilian Reais, unless otherwise stated

a)	Hedge of net investment in foreign operations

The objective of the Group was to hedge the risk generated by the US$ variation from investments in our subsidiaries in the United States, XP Holding International LLC. and XP Advisors Inc. The Group has entered into future contracts to protect against changes in future cash flows and exchange rate variation of net investments in foreign operations.

The Group undertakes risk management through the economic relationship between hedge instruments and hedged items, in which it is expected that these instruments will move in opposite directions, in the same proportions, with the aim of neutralizing the risk factors.

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in Other comprehensive income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness

Strategies	Assets	Liabilities
March 31, 2025
Foreign exchange risk
Hedge of net investment in foreign operations	652,933	-	(51,817)	654,033	52,650
Total	652,933	-	(51,817)	654,033	52,650

December 31, 2024
Foreign exchange risk
Hedge of net investment in foreign operations	675,168	-	136,598	708,102	(138,777)
Total	675,168	-	136,598	708,102	(138,777)

b)	Fair value hedge

The Group’s fair value strategy consists of hedging the exposure to variation in fair value on the receipt, payment of interests and exchange variation on assets and liabilities.

The group applies fair value hedges as follows:

•	Hedging the exposure of fixed-income securities carried out through structured notes. The market risk hedge strategy involves avoiding temporary fluctuations in earnings arising from changes in the interest rate market in Reais. Once this risk is offset, the Group seeks to index the portfolio to the CDI, through the use of derivatives (DI1 Futuro). The hedge is contracted in order to neutralize the total exposure to the market risk of the fixed-income funding portfolio, excluding the portion of the fixed-income compensation represented by the credit spread of Banco XP S.A., seeking to obtain the closest match deadlines and volumes as possible.

•	Hedging to protect the change in the fair value of the exchange and interest rate risk of the component of future cash flows arising from the XP Inc bond issued (financial liability) by contracting derivatives.

•	Hedging the exposure of fixed-income securities carried out through sovereign bonds issued by Brazilian government in BRL through the use of derivatives. The strategy involves avoiding temporary fluctuations in statements of income arising from changes in the interest rate market. The hedge is contracted in order to neutralize the exposure arising from the risk-free portion of the fixed-income securities, excluding the portion of the securities’ remuneration represented by the credit spread.

•	Hedging the exposure to fixed interest rates in BRL arising from the payroll loans portfolio through the use of derivatives. The strategy involves avoiding temporary fluctuations in statements of income arising from changes in the interest rate market.

•	Hedging the exposure to floating interest rates in BRL arising from loan operations indexed to IPCA (Brazilian inflation index) through the use of derivatives. The strategy involves avoiding temporary fluctuations in statements of income arising from changes in the interest rate market.

The effects of hedge accounting on the financial position and performance of the Group are presented below:

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2025 In thousands of Brazilian Reais, unless otherwise stated

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness

Strategies	Assets	Liabilities
March 31, 2025
Interest rate and foreign exchange risk
Structured notes	-	19,289,889	(324,445)	19,763,031	381,268
Issued bonds	-	2,438,720	160,501	2,388,625	(135,892)
Brazilian sovereign bonds	25,683,638	-	43,446	25,485,014	(38,877)
Payroll loans	1,276,084	-	7,610	1,285,537	(7,054)
Loan operations	2,463,016	-	(16,448)	2,463,335	18,639
Total	29,422,738	21,728,609	(129,336)	51,385,542	218,084

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness

Strategies	Assets	Liabilities
December 31, 2024
Interest rate and foreign exchange risk
Structured notes	-	17,671,952	2,727,761	18,273,237	(2,817,265)
Issued bonds	-	2,612,153	(779,318)	2,544,997	861,368
Brazilian sovereign bonds	24,728,299	-	(384,453)	24,624,210	372,940
Payroll loans	842,210	-	(31,328)	850,579	29,466
Loan operations	2,381,358	-	(17,669)	2,377,504	16,600
Total	27,951,867	20,284,105	1,514,993	48,670,527	(1,536,891)

c)	Cash flow hedge

In March 2022, XP Inc recorded a hedge structure, in order to neutralize the impacts of XP share price variation on highly probable labor tax payments related to share-based compensation plans using SWAP-TRS contracts. The transaction has been elected for hedge accounting and classified as cash flow hedge in accordance with IFRS 9. Labor tax payments are due upon delivery of shares to employees under share-based compensation plans and are directly related to share price at that time.

The effects of hedge accounting on the financial position and performance of the Group are presented below:

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in Other comprehensive income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness

Strategies	Assets	Liabilities
March 31, 2025
Market price risk
Long term incentive plan taxes		251,120	15,562	287,482	(15,870)
Total		251,120	15,562	287,482	(15,870)

December 31, 2024
Market price risk
Long term incentive plan taxes	-	234,310	205,701	206,068	(198,386)
Total	-	234,310	205,701	206,068	(198,386)

The table below presents, for each strategy, the nominal value and the adjustments to the fair value of the hedging instruments and the book value of the hedged object:

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2025 In thousands of Brazilian Reais, unless otherwise stated

					March 31, 2025
	Notional amount	Book value		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
Hedge Instruments		Assets	Liabilities
Interest rate risk
Futures	51,281,625	29,422,738	21,625,822	224,293	88,180
Foreign exchange risk
Futures	757,950	652,933	102,787	46,441	1,401
Market price risk
Swaps	287,482	-	251,120	(15,870)	(308)

					December 31, 2024
	Notional amount	Book value		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
Hedge Instruments		Assets	Liabilities
Interest rate risk
Futures	48,535,725	27,951,867	20,150,635	(1,589,844)	(20,755)
Foreign exchange risk
Futures	842,904	675,168	133,470	(85,824)	(3,322)
Market price risk
Swaps	206,068	-	234,310	(198,386)	7,315

The table below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item:

	March 31, 2025			December 31, 2024
Strategies	Hedge instruments		Hedged item	Hedge instruments		Hedged item
	Notional amount	Fair value adjustments	Book value	Notional amount	Fair value adjustments	Book value
Hedge of fair value	51,385,542	218,084	(129,336)	48,670,527	(1,536,891)	1,514,993
Hedge of net investment in foreign operations	654,033	52,650	(51,817)	708,102	(138,777)	136,598
Hedge of cash flow	287,482	(15,870)	15,562	206,068	(198,386)	205,701
Total	52,327,057	254,864	(165,591)	49,584,697	(1,874,054)	1,857,292

The table below shows the breakdown notional value by maturity of the hedging strategies:

	March 31, 2025
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of fair value	22,063,967	11,248,650	8,883,139	2,589,891	3,140,032	1,802,114	1,657,749	51,385,542
Hedge of net investment in foreign operations	654,033	-	-	-	-	-	-	654,033
Hedge of cash flow	287,482	-	-	-	-	-	-	287,482
Total	23,005,482	11,248,650	8,883,139	2,589,891	3,140,032	1,802,114	1,657,749	52,327,057

	December 31, 2024
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of fair value	12,547,147	15,169,533	11,423,467	3,203,777	2,556,701	941,397	2,828,505	48,670,527
Hedge of net investment in foreign operations	708,102	-	-	-	-	-	-	708,102
Hedge of cash flow	206,068	-	-	-	-	-	-	206,068
Total	13,461,317	15,169,533	11,423,467	3,203,777	2,556,701	941,397	2,828,505	49,584,697

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2025 In thousands of Brazilian Reais, unless otherwise stated

7.	Loan operations

Following is the breakdown of the carrying amount of loan operations by class, sector of debtor, maturity and concentration:

	March 31, 2025	December 31, 2024
Loans by type
Pledged asset loan	23,546,134	23,217,323
Retail	13,098,960	12,674,565
Companies	4,602,694	4,516,553
Credit card	5,844,480	6,026,205
Non-pledged loan	6,873,741	6,431,221
Retail	463,347	549,148
Companies	4,002,027	3,506,397
Credit card	2,408,367	2,375,676
Total loans operations	30,419,875	29,648,544
Expected Credit Loss (Note 10)	(453,465)	(420,081)
Total loans operations, net of Expected Loss	29,966,410	29,228,463

By maturity	March 31, 2025	December 31, 2024
Overdue by 1 day or more	347,453	304,052
Due in 3 months or less	5,978,336	6,014,440
Due after 3 months through 12 months	3,833,532	3,808,000
Due after 12 months	20,260,554	19,522,052
Total loans operations	30,419,875	29,648,544
By concentration
	March 31, 2025	December 31, 2024
Largest debtor	2,490,902	2,407,808
10 largest debtors	5,044,742	4,799,033
20 largest debtors	6,135,962	5,831,608
50 largest debtors	7,799,460	7,475,742
100 largest debtors	8,902,370	8,601,442

XP Inc offers loan products through Banco XP to its customers. The loan products offered are mostly (77% in March 31, 2025 and 78% in December 31, 2024) collateralized by customers’ investments on XP platform and credit products strictly related to investments in structured notes, in which the borrower is able to operate leveraged, retaining the structured note itself as guarantee for the loan.

The reconciliation of gross carrying amount and the expected credit losses in loan operations, segregated by stages, according with IFRS 9, is demonstrated in Note 10.

8.	Prepaid expenses

	March 31, 2025	December 31, 2024
Commissions and premiums paid in advance (a)(b)	3,869,422	3,948,012
Marketing expenses	37,970	16,791
Services paid in advance (c)	230,431	213,193
Other expenses paid in advance	222,874	185,237
Total	4,360,697	4,363,233

Current	1,068,282	935,046
Non-current	3,292,415	3,428,187

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2025 In thousands of Brazilian Reais, unless otherwise stated

(a)	Mostly comprised by long term investment programs implemented by XP CCTVM through its network of IFAs. These commissions and premiums paid are recognized at the signing date of each contract and are amortized in the Group’s income statement, linearly, according to the investment term period.

(b)	Include balances with related parties, in connection with the transactions disclosed on Note 2(d)(i).

(c)	Mostly related to software’s subscription licenses (software as a service "SaaS").

9.	Securities trading and intermediation (receivable and payable)

Represented by operations at B3 on behalf of and on account of third parties, with liquidation operating cycle between D+1 and D+3.

	March 31, 2025	December 31, 2024
Cash and settlement records	414,665	1,521,064
Debtors pending settlement	4,345,730	4,985,532
Other	88,326	129,373
(-) Expected losses on Securities trading and intermediation (a)	(145,628)	(136,872)
Total Assets	4,703,093	6,499,097

Cash and settlement records	1,921,224	1,499,960
Creditors pending settlement	4,638,224	3,222,114
Customer's cash on investment account	14,157,390	13,752,904
Total Liabilities	20,716,838	18,474,978

(a) The reconciliation of gross carrying amount and the expected loss segregated by stages according to IFRS 9 were demonstrated in Note 10.

10.	Expected Credit Losses on Financial Assets and Reconciliation of carrying amount

It is presented below the reconciliation of gross carrying amount of financial assets through other comprehensive income and financial assets measured at amortized cost – that have their ECLs (Expected Credit Losses) measured using the three-stage model, the low credit risk simplification and the simplified approach and the ECLs as of March 31, 2025:

			March 31, 2025
	Gross carrying amount	Expected Credit Losses	Carrying amount, net

Financial assets at fair value through other comprehensive income
Low credit risk simplification
Securities (i) (vi)	52,760,601	(6,516)	52,760,601
Financial assets amortized cost
Low credit risk simplification
Securities (i)	5,711,739	(34,708)	5,677,031
Securities purchased under agreements to resell (i)	7,903,183	(2,015)	7,901,168
Three stage model
Loans and credit card operations (ii) (iii) (iv) (vii)	30,419,602	(424,792)	29,994,810
Simplified approach
Securities trading and intermediation	4,848,721	(145,628)	4,703,093
Accounts receivable	1,015,807	(88,029)	927,778
Other financial assets	8,559,380	(33,699)	8,525,681

Total losses for on-balance exposures	111,219,033	(735,387)	110,490,162

Off-balance exposures (v)	8,116,609	(28,400)	8,088,209

Total exposures	119,335,642	(763,787)	118,578,371

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2025 In thousands of Brazilian Reais, unless otherwise stated

(i)	Financial assets considered in Stage 1.

(ii)	As of March 31, 2025 are presented in Stage 1: Gross amount of R$ 27,341,393 and ECL of R$ 104,843; Stage 2: Gross amount of R$ 2,595,553 and ECL of R$ 75,506; Stage 3: Gross amount of R$ 482,656 and ECL of R$ 244,402, respectively.

(iii)	Gross amount: As of March 31, 2025 there were transfers between Stage 1 to Stage 2 of R$ 277,291; Stage 1 to Stage 3 of R$ 112,356; Stage 2 to Stage 1 of R$ 355,680; Stage 2 to Stage 3 of R$ 64,767; Stage 3 to Stage 1 of R$ 29 and Stage 3 to Stage 2 of R$ 2,780.

(iv)	Expected credit loss: As of March 31, 2025 there were transfers between Stage 1 to Stage 2 of R$ 9,254; Stage 1 to Stage 3 of R$ 28,962; Stage 2 to Stage 1 of R$ 2,528; Stage 2 to Stage 3 of R$ 42,295; Stage 3 to Stage 1 of R$ 9,254 and Stage 3 to Stage 2 of R$ 524.

(v)	Include credit cards limits and letters of guarantee.

(vi)	The loss allowance for ECL of R$ 6,516 on securities at fair value through other comprehensive income does not reduce the carrying amount, but an amount equal to the allowance is recognized in OCI as an accumulated impairment amount, with corresponding impairment gains or losses recognized in the statement of income.

(vii)	In the three months period ended March 31, 2025, there was R$ 71,602 of credit write-off.

			December 31, 2024
	Gross carrying amount	Expected Credit Losses	Carrying amount, net

Financial assets at fair value through other comprehensive income
Low credit risk simplification
Securities (i) (v)	53,250,910	(15,622)	53,250,910
Financial assets amortized cost
Low credit risk simplification
Securities (i)	2,850,108	(13,962)	2,836,146
Securities purchased under agreements to resell (i)	22,059,501	(2,364)	22,057,137
Three stage model
Loans and credit card operations (ii) (iii) (iv)	29,648,544	(396,994)	29,251,550
Simplified approach
Securities trading and intermediation	6,635,969	(136,872)	6,499,097
Accounts receivable	854,828	(75,885)	778,943
Other financial assets	13,257,189	(24,192)	13,232,997

Total losses for on-balance exposures	128,557,049	(665,891)	127,906,780

Off-balance exposures (credit card limits)	7,873,551	(23,087)	7,850,464

Total exposures	136,430,600	(688,978)	135,757,244

(i)	Financial assets considered in Stage 1.

(ii)	As of December 31, 2024 are presented in Stage 1: Gross amount of R$ 26,337,288 and ECL of R$ 79,029, Stage 2: Gross amount of R$ 2,910,045 and ECL of R$ 87,885, Stage 3: Gross amount of R$ 401,211 and ECL of R$ 230,080, respectively.

(iii)	Gross amount: As of December 31, 2024 there were transfers between Stage 1 to Stage 2 of R$ 2,108,966, Stage 1 to Stage 3 of R$ 309,713, Stage 2 to Stage 1 of R$ 710,801, Stage 2 to Stage 3 of R$ 125,492, Stage 3 to Stage 1 of R$ 2,108,966 and Stage 3 to Stage 2 of R$ 810.

(iv)	Expected credit loss: As of December 31, 2024 there were transfers between Stage 1 to Stage 2 of R$ 57,266, Stage 1 to Stage 3 of R$ 148,947, Stage 2 to Stage 1 of R$ 1,173, Stage 2 to Stage 3 of R$ 2,872, Stage 3 to Stage 1 of R$ 130 and Stage 3 to Stage 2 of R$ 184.

(v)	The loss allowance for ECL of R$ 15,622 on securities at fair value through other comprehensive income does not reduce the carrying amount, but an amount equal to the allowance is recognized in OCI as an accumulated impairment amount, with corresponding impairment gains or losses recognized in the statement of income.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2025 In thousands of Brazilian Reais, unless otherwise stated

11.	Investments in associates and joint ventures

Set out below are the associates and joint ventures of the Group as of March 31, 2025 and 2024.

Entity	December 31, 2024	Acquisitions	Equity in earnings	Dividends received	Other changes in equity (iv)	Goodwill (i)	March 31, 2025
Equity-accounted method
Associates (ii.a)	1,972,501	19,390	7,455	(31,934)	(29,673)	31,010	1,968,749
Measured at fair value
Associates (iii)	1,546,278	-	-	-	-	-	1,546,278
Total	3,518,779	19,390	7,455	(31,934)	(29,673)	31,010	3,515,027

Entity	December 31, 2023	Equity in earnings	Other changes in equity	Goodwill (i)	March 31, 2024
Equity-accounted method
Associates (ii.a)	1,657,956	7,104	-	-	1,665,060
Measured at fair value
Associates (iii)	1,450,704	(15)	(831)	-	1,449,858
Total	3,108,660	7,089	(831)	-	3,114,918

(i) Refers to acquisitions of associates and joint ventures. The goodwill recognized includes the amount of expected synergies arising from the investments and includes an element of contingent consideration.

(ii) As of March 31, 2025 and December 31, 2024, includes the interests in the total and voting capital of the following companies:

(a) Associates - Wealth High Governance Holding de Participações S.A. (49.9% of the total and voting capital on March 31, 2025 and December 31, 2024) NK112 Empreendimentos e Participações S.A. (49.9% of the total and voting capital on March 31, 2025 and December 31, 2024); Ável Participações Ltda. (“Ável”) (35% of the total and voting capital on March 31, 2025 and December 31, 2024); Monte Bravo Holding JV S.A. (45% of the total and voting capital on March 31, 2025 and December 31, 2024);  Blue3 S.A. (42% of the total and voting capital on March 31, 2025 and December 31, 2024); FMX Capital S.A (36% of the total and voting capital on March 31, 2025 and December 31, 2024); SVN S.A (25% of the total and voting capital on March 31, 2025 and December 31, 2024); Manchester Assessores de Investimentos Ltda. (16% of the total and voting capital on March 31, 2025 and December 31, 2024) and Nomos Partnership Ltda (35.01% of the total and voting capital on March 31, 2025).

(iii) As mentioned in Note 2 (c)(iii), the Group values the investments held through some proprietary investment funds at fair value. The fair value of investments is presented in the statement of income as Net income/(loss) from financial instruments at fair value through profit or loss. Contingent consideration amounts related to the investments at fair value held through proprietary investment funds are presented in Note 15.

(iv) In the three months period ended March 31, 2025, includes an amount of R$ 6,152 related to amortization of identifiable assets, in connection with the minority stake acquisitions disclosed in Note 2(d)(i).

12.	Property, equipment, goodwill, intangible assets and lease

a)	Changes in the period

	Property and equipment	Intangible assets

As of January 1, 2024	373,362	2,502,045
Additions	32,965	13,775
Business combination (i)	-	46,049
Write-offs	(10)	-
Foreign exchange	(222)	(4)
Depreciation / amortization in the period	(11,307)	(39,142)
As of March 31, 2024	394,788	2,522,723
Cost	596,050	2,842,100
Accumulated depreciation / amortization	(201,262)	(319,377)

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2025 In thousands of Brazilian Reais, unless otherwise stated

As of January 1, 2025	449,956	2,634,449
Additions	20,129	52,550
Write-offs	(576)	(4,934)
Disposals (Note 31(iii))	(135,748)	-
Foreign exchange	(510)	(31)
Depreciation / amortization in the period	(14,096)	(31,635)
As of March 31, 2025	319,155	2,650,399
Cost	506,497	3,048,503
Accumulated depreciation / amortization	(187,342)	(398,104)

b)	Impairment test for goodwill

Given the interdependency of cash flows and the merger of business practices, all Group’s entities are considered a single cash generating unit (“CGU”) and, therefore, a goodwill impairment test is performed at the single operating level. Therefore, the carrying amount considered for the impairment test represents the Company’s equity.

The Group performs its annual impairment test in December and when circumstances indicates that the carrying value may be impaired. The Group’s impairment tests are based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the cash generating unit were disclosed in the annual consolidated financial statements for the year ended December 31, 2024. As of March 31, 2025, there were no indicators of a potential impairment of goodwill.

c)	Leases

Set out below are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period.

	Right-of-use assets	Lease liabilities
As of January 1, 2024	281,804	304,762
Depreciation expense	(17,611)	-
Write-off	(15,803)	(16,116)
Interest expense	-	4,979
Revaluation	325	-
Effects of exchange rate	1,996	(1,409)
Payment of lease liabilities	-	(26,735)
As of March 31, 2024	250,711	265,481
Current	-	112,657
Non-current	250,711	152,824

	Right-of-use assets	Lease liabilities
As of January 1, 2025	313,141	311,347
Additions (i)	74,696	74,696
Depreciation expense	(22,243)	-
Interest expense	-	4,232
Revaluation	326	-
Cancellation	(5,566)	-
Effects of exchange rate	(5,281)	(6,189)
Payment of lease liabilities	-	(37,053)
As of March 31, 2025	355,073	347,033
Current	94,231	72,830
Non-current	260,842	274,203

(i) Additions to right-to-use assets in the period include prepayments to lessors and accrued liabilities.

The Group did not recognize rent expense from short-term leases and low-value assets for the three months period ended March 31, 2025 and 2024. The total rent expense for the three months period ended March 31, 2025 of R$ 16,087 (R$ 9,005 – March 31, 2024) includes other expenses related to leased offices such as condominiums.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2025 In thousands of Brazilian Reais, unless otherwise stated

13.	Financing Instruments Payable

	March 31, 2025	December 31, 2024
Market funding operations (a)	94,322,397	88,483,485
Deposits	57,065,850	53,506,617
Demand deposits	1,238,737	1,243,221
Time deposits	55,356,483	51,638,802
Interbank deposits	470,630	624,594
Financial bills	14,519,516	14,193,253
Structured notes	21,939,881	20,104,840
Others	797,150	678,775
Debt securities (b)	5,299,178	6,764,997
Debentures	-	1,251,256
Bond	5,299,178	5,513,741
Total	99,621,575	95,248,482

Current	55,154,857	52,036,137
Non-current	44,466,718	43,212,345

(a)	Market funding operations maturity

March 31, 2025
Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	After 360 days	Total
Demand deposits	1,238,737	-	-	-	-	-	1,238,737
Time deposits	2,987,198	6,128,622	8,894,419	21,829,168	5,863,215	9,653,861	55,356,483
Interbank deposits	-	-	-	381,016	-	89,614	470,630
Financial bills	70,579	208,644	159,552	1,838,074	2,411,114	9,831,553	14,519,516
Structured notes	120,206	331,393	111,091	601,741	958,543	19,816,907	21,939,881
Others	-	2	-	281,756	407,773	107,619	797,150
Total	4,416,720	6,668,661	9,165,062	24,931,755	9,640,645	39,499,554	94,322,397

December 31, 2024
Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	After 360 days	Total
Demand deposits	1,243,221	-	-	-	-	-	1,243,221
Time deposits	4,337,012	6,202,542	10,256,783	14,656,194	6,371,748	9,814,523	51,638,802
Interbank deposits	-	-	-	-	370,106	254,488	624,594
Financial bills	385,960	45,916	108,266	432,934	3,779,877	9,440,300	14,193,253
Structured notes	69,880	82,304	90,546	536,373	881,785	18,443,952	20,104,840
Others	-	-	-	4	573,886	104,885	678,775
Total	6,036,073	6,330,762	10,455,595	15,625,505	11,977,402	38,058,148	88,483,485

(b)	Debt securities maturity

The total balance is comprised of the following issuances:

		March 31, 2025			December 31,2024
	Rate type	Up to 1 year	1-5 years	Total	Up to 1 year	1-5 years	Total
Bonds (i)	Fixed rate	332,014	4,967,164	5,299,178	359,544	5,154,197	5,513,741
Debentures (ii)	Floating rate	-	-	-	1,251,256	-	1,251,256
Total		332,014	4,967,164	5,299,178	1,610,800	5,154,197	6,764,997
Current				332,014			1,610,800
Non-current				4,967,164			5,154,197

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2025 In thousands of Brazilian Reais, unless otherwise stated

(i)	XP Inc Bonds

On July 1, 2021, XP Inc. concluded the issuance of a gross of US$750 million senior unsecured notes with net proceeds of US$739 million (R$ 3,697 million) with maturity on July 1, 2026, and bear interest at the rate of 3.250% per year, guaranteed by XP Investimentos S.A. The principal amount will be paid on the maturity date and the interest is amortized every six months.

On July 2, 2024, XP Inc concluded an issuance of senior unsecured notes in an aggregate principal amount of US$500 million, with an interest rate of 6.75% and maturity date on July 2, 2029. The notes will be guaranteed by XP Investimentos S.A. The Company used the net proceeds from the offering of the notes to partially repurchase an amount equal to US$287 million of the 3.25% outstanding senior unsecured notes mentioned above.

(ii)	XP Investimentos debentures

On July 19, 2022, XP Investimentos issued non-convertible debentures in the amount of R$1,800,000 (R$900,000 of series 1 and R$900,000 of series 2). The debentures series, added together, has a maximum authorized issuance up to R$1,800,000. The principal amount, including the interest, will be paid on the maturity date as follow: (i) June 23, 2024 (series 1) and (ii) June 23, 2025 (series 2). The interest rates for series 1 and series 2 debentures are CDI+1.75% and CDI+1.90%, respectively. According to the maturity date of the Series 1 debentures, the principal amount was paid on June 23, 2024. The Serie 2 debentures were prepaid on January 31, 2025.

14.	Borrowings

	Annual interest rate %	Maturity	March 31, 2025	December 31, 2024

Banco Citi México	Term SOFR(*)+0.60%	June 2025	1,578,454	1,666,432
Banco Santander	Term SOFR(*)+0.79%	December 2025	1,041,723	-
Bank of America	4.358%	May 2025	364,378	-
Bank of America	4.395%	June 2025	204,969	-
Bank of America	4.343%	May 2025	156,284	-
Bank of America	4.332%	August 2025	156,284
Total			3,502,092	1,666,432

Current			3,502,092	1,666,432
Non-current			-	-

(*) Security Overnight Financing Rate (SOFR).

15.	Other financial assets and financial liabilities

a)	Other financial assets

	March 31, 2025	December 31, 2024
Foreign exchange portfolio	16,458	2,231,898
Compulsory deposits at Brazilian Central Bank	7,241,419	6,596,467
Other deposits at Brazilian Central Bank (i)	1,200,998	4,343,999
Other financial assets	100,505	84,825
(-) Expected losses on other financial assets (ii)	(33,699)	(24,192)
Total	8,525,681	13,232,997

Current	7,239,888	11,919,324
Non-current	1,285,793	1,313,673

(i)  As of March 31, 2025, the amount of R$ 1,200,998 (December 31, 2024 - R$ 4,343,999) is being presented as cash equivalents in the statements of cash flows.

(ii) The reconciliation of gross carrying amount and the expected loss according to IFRS 9 are presented in Note 10.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2025 In thousands of Brazilian Reais, unless otherwise stated

b)	Other financial liabilities

	March 31, 2025	December 31, 2024
Foreign exchange portfolio	563,832	2,476,659
Structured financing (i)	4,140,659	3,282,750
Credit cards operations	7,934,576	8,138,657
Contingent consideration (ii)	34,556	116,777
Lease liabilities	347,033	311,347
Others	456,169	404,673
Total	13,476,825	14,730,863

Current	13,168,062	14,343,495
Non-current	308,763	387,368

(i) Financing with prime brokers through the Group's proprietary fund Multistrategy using some of its own financial assets as collateral.

(ii) Contractual contingent considerations obligations are mostly associated with the acquisition of participation in associates. The maturity of total contingent consideration payment is up to 4 years and the contractual maximum amount payable is R$ 180,000 (the minimum amount is zero).

16.	Other assets and other liabilities

a)	Other assets

	March 31, 2025	December 31, 2024
Energy contracts (i)	4,954,083	5,164,402
Other	389,893	363,788
Total	5,343,976	5,528,190
b)	Other liabilities

	March 31, 2025	December 31, 2024
Energy contracts (i)	804,503	1,012,855
Other	67,250	67,235
Total	871,753	1,080,090

(i)	Energy contracts agreed through the subsidiary XP Comercializadora de Energia Ltda.

17.	Retirement plans and insurance liabilities

As of March 31, 2025, active plans are principally accumulation of financial resources through products PGBL and VGBL structured in the form of variable contribution, for the purpose of granting participants with returns based on the accumulated capital in the form of monthly withdraws for a certain term or temporary monthly withdraws.

In this respect, such financial products represent investment contracts that have the legal form of private pension plans, but which do not transfer insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and balance consists of the participant’s balance in the linked Specially Constituted Investment Fund (“FIE”) on the reporting date (Note 4 (a)(i)).

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2025 In thousands of Brazilian Reais, unless otherwise stated

Changes in the period:

	Three months period ended March 31,
	2025	2024
As of January 1,	66,224,387	56,409,075
Contributions received	764,983	1,028,645
Transfer with third party plans	675,761	867,675
Withdraws	(1,291,419)	(873,880)
Claims paid	-	(194)
Other provisions (Constitution/Reversion)	102,676	25,658
Monetary correction and interest income	1,955,977	1,197,383
As of March 31,	68,432,365	58,654,362

18.	Income tax

a)	Deferred income tax

Deferred tax assets (DTA) and deferred tax liabilities (DTL) are comprised of the main following components:

	Balance sheet		Net change in the three months period ended March 31,
	March 31, 2025	December 31, 2024	2025	2024

Tax losses carryforwards	1,520,569	1,051,966	468,603	141,878
Goodwill on business combinations (i)	57,826	51,319	6,507	(526)
Provisions for IFAs’ commissions	79,396	84,756	(5,360)	(747)
Revaluations of financial assets at fair value	(153,854)	294,986	(448,840)	1,448
Expected credit losses (ii)	344,639	334,006	10,633	(39,625)
Profit sharing plan	94,313	298,539	(204,226)	(167,460)
Net gain/(loss) on hedge instruments	(35,772)	(31,854)	(3,918)	(3,921)
Share based compensation	625,130	558,744	66,386	67,985
Other provisions	26,846	(19,817)	46,663	48,750
Total	2,559,093	2,622,645	(63,552)	47,782
Deferred tax assets	2,849,526	2,887,935
Deferred tax liabilities	(290,433)	(265,290)

(i)	For Brazilian tax purposes, goodwill is amortized at least in 5 years on a straight-line basis when the entity acquired is sold or merged into the acquirer company.

(ii)	Include expected credit loss on accounts receivable, loan operations and other financial assets.

The changes in the net deferred tax were recognized as follows:

	Three months period ended March 31,
	2025	2024
As of January, 1	2,622,645	2,017,771
Foreign exchange variations	(7,883)	(19,850)
Charges to statement of income	78,523	(13,810)
Tax relating to components of other comprehensive income	(149,991)	81,442
Other deferred taxes	15,799	-
As of March 31,	2,559,093	2,065,553

Unrecognized deferred taxes

Deferred tax assets are recognized for tax losses to the extent that the realization of the related tax benefit against future taxable profits is probable. The Group did not recognize deferred tax assets of R$ 30,603 (December 31, 2024 - R$ 50,661) mainly in respect of losses from subsidiaries overseas and that can be carried forward and used against future taxable income.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2025 In thousands of Brazilian Reais, unless otherwise stated

b)	Income tax expense reconciliation

The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. The following is a reconciliation of income tax expense to profit (loss) for the period, calculated by applying the combined Brazilian statutory rates at 34% for the three months period ended March 31:

	Three months period
	ended March 31,
	2025	2024

Income before taxes	1,262,724	1,088,453
Combined tax rate in Brazil (a)	34%	34%
Tax expense at the combined rate	429,326	370,074

Effects from entities taxed at different rates	720	39,884
Effects from entities taxed at different taxation regimes (b)	(313,871)	(278,340)
Intercompany transactions with different taxation	(60,465)	(46,190)
Tax incentives and related donation programs	(715)	(119)
Non-deductible expenses (non-taxable income), net	(28,336)	(26,344)
Others	-	(67)
Total	26,659	58,898

Current	105,182	55,415
Deferred	(78,523)	3,483
Total expense / (credit)	26,659	58,898

(a)	Considering that XP Inc. is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to XP Controle 3 Participações S.A. which is the holding company of mostly of the operating entities of XP Inc. in Brazil.

(b)	Certain eligible subsidiaries adopted the PPM tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries. Additionally, some entities and investment funds adopt different taxation regimes according to the applicable rules in their jurisdictions.

Other comprehensive income

The tax (charge)/credit relating to components of other comprehensive income is as follows:

	Before tax	(Charge)/ Credit	After tax

Foreign exchange variation of investees located abroad	14,796	-	14,796
Gains (losses) on net investment hedge	(12,561)	-	(12,561)
Changes in the fair value of financial assets at fair value	(290,840)	119,360	(171,480)
As of March 31, 2024	(288,605)	119,360	(169,245)

Foreign exchange variation of investees located abroad	(57,794)	-	(57,794)
Gains (losses) on net investment hedge	52,650	-	52,650
Changes in the fair value of financial assets at fair value	289,451	(149,991)	139,460
As of March 31, 2025	284,307	(149,991)	134,316

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2025 In thousands of Brazilian Reais, unless otherwise stated

19.	Equity

(a)	Issued capital

The Company has an authorized share capital of US$ 35 thousand, corresponding to 3,500,000,000 authorized shares with a par value of US$ 0,00001 each of which:

•	2,000,000,000 shares are designated as Class A common shares and issued; and

•	1,000,000,000 shares are designated as Class B common shares and issued.

The remaining 500,000,000 authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions. Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors.

On August 15, 2024, XP Inc issued 985,297 Class A common shares (R$ 106,412) to acquire 22% of SVN´s shares, in a non-cash equity exchange transaction.

As of March 31, 2025, the Company had R$ 26 of issued capital which were represented by 435,374,795 Class A common shares and 104,432,034 Class B common shares.

(b)	Additional paid-in capital and capital reserve

Class A and Class B common shares, have the following rights:

•	Each holder of a Class B common share is entitled, in respect of such share, to 10 votes per share, whereas the holder of a Class A common share is entitled, in respect of such share, to one vote per share.

•	Each holder of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, except as provided below and as otherwise required by law.

•	Class consents from the holders of Class A common shares and Class B common shares, as applicable, shall be required for any modifications to the rights attached to their respective class of shares. The rights conferred on holders of Class A common shares shall not be deemed to be varied by the creation or issue of further Class B common shares and vice versa; and

•	the rights attaching to the Class A common shares and the Class B common shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.

The Articles of Association provide that at any time when there are Class A common shares in issue, Class B common shares may only be issued pursuant to: (a) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits; (b) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration; or (c) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to purchase a number of Class B common shares that would allow them to maintain their proportional ownership and voting interests in XP Inc.

The Board of Directors approved in December 2019 a share based long-term incentive plan, which the maximum number of shares should not exceed 5% of the issued and outstanding shares. As of March 31, 2025, the outstanding number of shares reserved under the plans were 18,031,385 restricted stock units (“RSUs”) (December 31, 2024 – 14,426,088) and 579,540 performance stock units (“PSUs”) (December 31, 2024 – 579,540) to be issued at the vesting dates.

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.

(c)	Treasury shares

The Group recognized amounts of treasury shares as a result of the share purchase agreement with Itaú Unibanco, signed on June 2022 and the share buy-back programs (Note 1.1). The treasury shares are registered as a deduction from equity until the shares are canceled or reissued.

During the three months period ended March 31, 2025, the Company repurchased 6,024,324 Class A common shares (R$ 497,772).

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2025 In thousands of Brazilian Reais, unless otherwise stated

As of March 31, 2025, the Group held 7,351,424 Class A common shares (December 31, 2024 – 1,327,100) and 1,056,308 Class B common shares (December 31, 2024 – 1,056,308) in treasury, totaling an amount of R$ 719,952 (December 31, 2024 – R$ 222,180).

(d)	Dividends distribution

The Group has not adopted a dividend policy with respect to future distributions of dividends. The amount of any distributions will depend on many factors such as the Company's results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by XP Inc. board of directors and, where applicable, the shareholders.

For the three months period ended March 31, 2025 and 2024, XP Inc. has not declared and paid dividends to the shareholders.

Non-controlling shareholders of some XP Inc’s subsidiaries has received dividends of R$ 180 and 111 during the three months period ended March 31, 2025 and 2024, respectively.

(e)	Other comprehensive income

Other comprehensive income consists of changes in the fair value of financial assets at fair value through other comprehensive income, while these financial assets are not realized. Also includes gains (losses) on net investment hedge and foreign exchange variation of investees located abroad.

20.	Related party transactions

Transactions with related parties includes transactions among the Company and its subsidiaries in the course of normal operations include services rendered such as: (i) education, consulting and business advisory; (ii) financial advisory and financial consulting in general; (iii) management of resources and portfolio management; (iv) information technology and data processing; (v) insurance and (vi) loan operations. The effects of these transactions have been eliminated and do not have effects on the consolidated financial statements.

Transactions with related parties also includes transactions among the Company and its associates related to commissions and premiums paid in advance, as described in Note 8.

21.	Provisions and contingent liabilities

The Company and its subsidiaries are party to judicial and administrative litigations before various courts and government bodies, arising from the ordinary course of operations, involving tax, civil and labor matters and other issues. Periodically, Management evaluates the tax, civil and labor risks, based on legal, economic and tax supporting data, in order to classify the risks as probable, possible or remote, in accordance with the chances of them occurring and being settled, taking into consideration, case by case, the analyses prepared by external and internal legal advisors.

	March 31, 2025	December 31, 2024
Tax contingencies	1,540	1,540
Civil contingencies	59,613	58,738
Labor contingencies	111,905	85,895
Total provision	173,058	146,173

Judicial deposits (i)	35,569	35,411

(i)	There are circumstances in which the Group is questioning the legitimacy of certain litigations or claims filed against it. As a result, either because of a judicial order or based on the strategy adopted by management, the Group might be required to secure part or the whole amount in question by means of judicial deposits, without this being characterized as the settlement of the liability. These amounts are classified as “Other assets” on the balance sheets and referred above for information.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2025 In thousands of Brazilian Reais, unless otherwise stated

Changes in the provision during the period

	Three months period ended March 31,
	2025	2024
At the beginning of period	146,173	97,678
Monetary correction	34,500	15,399
Provision accrued	24,249	11,662
Provision reversed	(23,175)	(23,234)
Payments	(8,689)	(12)
At the end of period	173,058	101,493

Nature of claims

a)	Civil

Most of the civil and administrative claims involve matters that are normal and specific to the business and refer to demands for indemnity primarily due to: (i) financial losses in the stock market; (ii) portfolio management; and (iii) alleged losses generated from the liquidation of customers assets in portfolio due to margin cause and/or negative balance. As of March 31, 2025, there were 725 (December 31, 2024 - 681) civil and administrative claims for which the likelihood of loss has been classified as probable, in the amount of R$ 59,613 (December 31, 2024 - R$ 58,738).

b)	Labor

Labor claims to which the Group is party primarily concern: (i) the existence (or otherwise) of a working relationship between the Group and IFAs; and (ii) severance payment of former employees. As of March 31, 2025, the Company and its subsidiaries are defendants in 316 cases (December 31, 2024 - 275) involving labor matters for which the likelihood of loss has been classified as probable, in the amount of R$ 111,905 (December 31, 2024 - R$ 85,895).

Contingent liabilities - probability of loss classified as possible

In addition to the provisions mentioned above, the Company and its subsidiaries are party to several labor, civil and tax contingencies in progress, in which they are the defendants, and the likelihood of loss, based on the opinions of the internal and external legal advisors, is considered possible. The contingencies amount to approximately R$ 2,476,530 (December 31, 2024 - R$ 2,481,746).

Below these claims are summarized by nature:

	March 31, 2025	December 31, 2024
Tax (i) (ii) (iii)	1,376,957	1,338,518
Civil (iv)	941,436	970,615
Labor (v)	158,136	172,613
Total	2,476,529	2,481,746

(i)	Employees Profit Sharing Plans: In 2015, 2019, 2021, 2022 and 2024 tax authorities issued assessments against the Group mainly related to allegedly unpaid social security contributions on amounts due and paid to employees as profit sharing plans related to calendar years of 2011, 2015, 2017, 2018, 2019 and 2020. According to the tax authorities, the Group profit sharing plans did not comply with the provisions of Law 10,101/00. The risk of loss for these claims is classified as possible by the external counsels.

a.	Tax assessment related to 2011: The first and the second administrative appeals were denied, and currently the Group awaits judgment on the special appeal before the Superior Court of the Administrative Council of Tax Appeals (“CSRF”). The amount claimed is R$ 22,290.

b.	Tax assessment related to 2015: The first and the second administrative appeals were denied, and currently the Group awaits judgment on the special appeal before the CSRF. The amount claimed is R$ 56,316.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2025 In thousands of Brazilian Reais, unless otherwise stated

c.	Tax assessment related to 2017: In this case, in addition to the claim related to the employees’ profit-sharing plan, tax authorities are also challenging the deductibility of the amounts paid under the plan to the members of the Board for the purposes of Corporate Income Tax (IRPJ), for 2016 and 2017. Administrative appeals were filed against both assessments. The appeal related to social security contributions is awaiting judgment by the Federal Revenue Service of Brazil (“RFB”), while the appeal related to IRPJ was denied by the RFB, and a second level appeal is currently awaiting judgment. The total amount claimed is R$ 129,805.

d.	Tax assessment related to 2018: An administrative appeal was filed against the assessment, which awaits judgment by the RFB. The total amount claimed is R$ 157,307.

e.	In June 2022, the Group was notified by the Public Labor Ministry for alleged unpaid FGTS (Fund for Severance Indemnity Payment) on the amounts paid to employees under profit sharing plans related to years 2015 to 2020. According to the tax authorities, the Group profit sharing plans did not comply with the provisions of Law 10,101/00. The Group presented its administrative defense which awaits judgment. The total amount claimed is R$ 193,106.

f.	Tax assessment related to 2019: An administrative appeal was filed against the assessment, which awaits judgment by the RFB. The amount claimed is R$ 211,060.

g.	Tax assessment related to 2020: An administrative appeal was filed against the assessment, which awaits judgement by the RFB. The total amount claimed is R$ 373,001.

(ii)	Amortization of goodwill: The Group also received four tax assessments in which the tax authorities challenge the deductibility for the purpose of Corporate Income Tax (IRPJ) and Social Contribution of Net Profits (CSLL) of the expenses deriving from the amortization of goodwill registered upon the acquisitions made by the Group between 2013 and 2016. According to the tax authorities, the goodwill was registered in violation of Laws 9.532/97 and 12.973/14, respectively. Currently, two of the proceedings are pending judgment by the RFB and the other two await judgement by the CARF, since the administrative appeals were denied. Also, the Group has filed two lawsuits to prevent the issuance of new tax assessments and/or the application of the 150% penalty by the tax authorities in relation to expenses of such goodwill incurred in other periods. The risk of loss for these claims is classified as possible by the external counsels. The amount claimed is R$ 99,790.

(iii)	Banco Modal S.A. - Employees Profit Sharing Plan: In March 2016, tax authorities issued an assessment against Banco Modal mainly related to alleged unpaid social security contributions on amounts due and paid to employees as profit sharing plan on calendar year 2012. The first administrative appeal was denied, and currently Banco Modal awaits judgment of the second appeal by the CARF. The risk of loss for this claim is classified as possible by the external counsels. The total amount claimed is R$ 7,576.

(iv)	The Group is defendant in 2,302 (December 31, 2023 – 2,130) civil and administrative claims by customers and investment agents, mainly related to portfolio management, risk rating, copyrights and contract termination. The total amount represents the collective maximum value to which the Group is exposed based on the claims’ amounts monetarily restated.

(v)	The Group is defendant in 240 (December 31, 2023 – 235) labor claims by former employees. The total amount represents the collective maximum value to which the Group is exposed based on the claims’ amounts monetarily restated.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2025 In thousands of Brazilian Reais, unless otherwise stated

22.	Total revenue and income

a)	Net revenue from services rendered

Revenue from contracts with customers derives mostly from services rendered and fees charged at daily transactions from customers, therefore mostly recognized at a point in time. Disaggregation of revenue by major service lines are as follows:

	Three months period ended March 31,
Major service lines	2025	2024
Brokerage commission	473,232	495,364
Securities placement	477,449	489,528
Management fees	413,223	410,610
Insurance brokerage fee	57,653	49,141
Commission fees	240,501	208,395
Other services	152,461	127,699
Gross revenue from services rendered	1,814,519	1,780,737
(-) Sales taxes and contributions on services (i)	(164,591)	(156,886)
Net revenue from services rendered	1,649,928	1,623,851

(i)	Mostly related to taxes on services (ISS) and contributions on revenue (PIS and COFINS).

b)	Net income/(loss) from financial instruments

	Three months period ended March 31,
	2025	2024
Net income/(loss) from financial instruments at fair value through profit or loss	3,688,242	2,251,108
Net income/(loss) from financial instruments measured at amortized cost and at fair value through other comprehensive income	(945,735)	238,333
Total income from financial instruments	2,742,507	2,489,441
(-) Taxes and contributions on financial income	(47,912)	(60,436)
Net income/(loss) from financial instruments	2,694,595	2,429,005

c)	Disaggregation by geographic location

Breakdown of total net revenue and income and selected assets by geographic location:

	Three months period ended March 31,
	2025	2024
Brazil	4,132,239	3,872,525
United States	189,499	164,860
Europe	22,785	15,471
Revenues	4,344,523	4,052,856

	March 31, 2025	December 31, 2024
Brazil	16,278,174	16,399,995
United States	688,343	723,340
Europe	132,503	136,968
Selected assets (i)	17,099,020	17,260,303

(i)  Selected assets are total assets of the Group, less: cash, financial assets and deferred tax assets and are presented by geographic location.

None of the clients represented more than 10% of our revenues for the periods presented.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2025 In thousands of Brazilian Reais, unless otherwise stated

23.	Operating costs

	Three months period ended March 31,
	2025	2024
Commission and incentive costs	830,443	851,598
Operating losses	45,747	39,346
Other costs	406,750	327,872
Clearing house and proprietary funds fees	160,872	135,520
Third parties’ services	17,906	15,350
Credit card cashback	105,312	102,683
Other	122,660	74,319
Total	1,282,940	1,218,816

24.	Operating expenses by nature

	Three months period ended March 31,
	2025	2024
Selling expenses (a)	56,837	32,054
Administrative expenses	1,448,498	1,451,651
Personnel expenses	969,667	1,006,627
Compensation	450,856	392,849
Employee profit-sharing and bonus	366,723	399,771
Other personnel expenses (b)	152,088	214,007
Other taxes expenses	12,194	33,624
Depreciation of property and equipment and right-of-use assets	36,339	28,919
Amortization of intangible assets	37,787	39,142
Data processing	246,976	210,782
Technical services	29,757	33,933
Third parties' services	37,863	47,930
Other administrative expenses (c)	77,915	50,694
Total	1,505,335	1,483,705

(a) Selling expenses refer to advertising and publicity.
(b) Other personnel expenses include executives profit-sharing, benefits, social charges and others.
(c) Other administrative expenses include rent, communication and travel expenses, legal and judicial and other expenses.

25.	Other operating income (expenses), net

	Three months period ended March 31,
	2025	2024

Other operating income	54,200	44,310
Revenue from incentives from Tesouro Direto, B3 and others (a)	8,337	9,856
Interest received on tax	9,594	7,053
Recovery of charges and expenses	2,072	9,160
Reversal of operating provisions	12,314	6,999
Other	21,883	11,242

Other operating expenses	(31,575)	(35,089)
Legal, administrative proceedings and agreement with customers	(11,301)	(18,455)
Fines and penalties	(881)	(1,478)
Associations and regulatory fees	(4,334)	(4,970)
Charity	(166)	(2,483)
Other (b)	(14,893)	(7,703)
Total	22,625	9,221

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2025 In thousands of Brazilian Reais, unless otherwise stated

(a) Includes incentives received from third parties, mainly due to the joint development of retail products, and also the association of such entities with the XP ecosystem.
(b) Includes, mostly, losses on write-off of property, equipment, intangible assets and leases.

26.	Share-based plan

Outstanding shares granted and valuation inputs

The maximum number of shares available for issuance under the share-based plan shall not exceed 5% of the issued and outstanding shares.

Set out below are summaries of XP Inc's Restricted Stock Units (“RSU”) and Performance Stock Units (“PSU”) activity for the three months period ended March 31, 2025.

	RSUs	PSUs	Total
(In thousands, except weighted-average data, and where otherwise stated)	Number of units	Number of units	Number of units

Outstanding, January 1, 2025	14,426,088	579,540	15,005,628
Granted	3,800,542	-	3,800,542
Forfeited	(195,245)	-	(195,245)
Vested	-	-	-
Outstanding, March, 2025	18,031,385	579,540	18,610,925

For the three months period ended March 31, 2025, total compensation expense of both plans was R$ 167,003 (March 31, 2024 - R$ 177,648), including R$ 18,577 of tax provisions (March 31, 2024 - R$ 36,192) and does not include any tax benefits on total share-based compensation expense once this expense is not deductible for tax purposes. The tax benefits will be perceived when the shares are converted into common shares.

Since the inception of the plans in 2019, the original grant-date fair value of RSU plans has ranged from US$ 11.16 to US$ 51.03 and of PSU plans has ranged from US$ 31.60 to US$ 64.68.

27.	Earnings per share (basic and diluted)

Basic earnings per share is calculated by dividing net income for the period attributed to the owners of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share is calculated by dividing net income attributable to owners of XP Inc by the weighted average number of shares outstanding during the year plus the weighted average number of shares that would be issued on conversion of all dilutive potential shares into shares by applying the treasury stock method. The shares in the share-based plan are the only shares with potential dilutive effect.

The following table presents the calculation of net income applicable to the owners of the parent and basic and diluted EPS for the three months period ended on March 31:

	Three months period ended March 31,
	2025	2024
Net income attributable to owners of the Parent	1,235,519	1,030,016
Basic weighted average number of outstanding shares (i)(iii)	535,284	548,429
Basic earnings per share - R$	2.3082	1.8781
Effect of dilution
Share-based plan (ii) (iii)	4,249	8,246
Diluted weighted average number of outstanding shares (iii)	539,533	556,675
Diluted earnings per share - R$	2.2900	1.8503

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2025 In thousands of Brazilian Reais, unless otherwise stated

(i)	See on Note 19, the number of XP Inc.’s outstanding common shares during the period.

(ii)	See on Note 26, the number of shares granted and forfeited during the period regarding XP Inc.’s Share-based plan.

(iii)	Thousands of shares.

28.	Determination of fair value

The Group measures financial instruments such as certain financial investments and derivatives at fair value at each balance sheet date.

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The financial instruments included in the level 1 consist mainly in public financial instruments and financial instruments negotiated on active markets (i.e., stock exchanges).

Level 2: The fair value of financial instruments that are not traded in active markets is determined using valuation techniques, which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value as an instrument are directly or indirectly observable, the instrument is included in level 2. The financial instruments classified as level 2 are composed mainly from private financial instruments and financial instruments negotiated in a secondary market.

Level 3: If one or more of the significant inputs is unobservable, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used to value financial instruments include:

•	Financial assets (other than derivatives) – The fair value of securities is determined by reference to their closing prices on the date of presentation of the consolidated financial statements. If there is no market price, fair value is estimated based on the present value of future cash flows discounted using the observable rates and market rates on the date of presentation.

•	Swap – These operations swap cash flow based on the comparison of profitability between two indexers. Thus, the agent assumes both positions – put in one indexer and call on another.

•	Forward – At the market quotation value, and the installments receivable or payable are fixed to a future date, adjusted to present value, based on market rates published at B3.

•	Futures – Foreign exchange rates, prices of shares and commodities are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. Daily cash settlements of price movements are made for all instruments.

•	Options – Option contracts give the purchaser the right to buy or sell the instrument at a fixed price negotiated at a future date. Those who acquire the right must pay a premium to the seller. This premium is not the price of the instrument, but only an amount paid to have the option (possibility) to buy or sell the instrument at a future date for a previously agreed price.

•	Other financial assets and liabilities – Fair value, which is determined for disclosure purposes, is calculated based on the present value of the principal and future cash flows, discounted using the observable rates and market rates on the date the financial statements are presented.

•	Loans operations – Fair value is determined through the present value of expected future cash flows discounted using the observable rates and market rates on the date the financial statements are presented.

•	Contingent consideration – Fair value of the contingent consideration liability related to acquisitions is estimated by applying the income approach and discounting the expected future payments to selling shareholders under the terms of the purchase and sale agreements.

Below are the Group financial assets and liabilities by level within the fair value hierarchy. The Group assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels:

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2025 In thousands of Brazilian Reais, unless otherwise stated

	March 31, 2025
	Level 1	Level 2	Level 3	Fair Value	Book Value
Financial Assets
Financial assets at Fair value through profit or loss
Securities	139,173,862	22,549,383	371,739	162,094,984	162,094,984
Derivative financial instruments	8,924,468	42,069,281	-	50,993,749	50,993,749
Investments in associates measured at fair value	-	-	1,546,278	1,546,278	1,546,278
Fair value through other comprehensive income
Securities	51,001,309	-	-	51,001,309	51,001,309
Evaluated at amortized cost
Securities	1,997,790	4,610,846	-	6,608,636	5,677,031
Securities purchased under agreements to resell	-	7,926,038	-	7,926,038	7,901,168
Securities trading and intermediation	-	4,703,093	-	4,703,093	4,703,093
Accounts receivable	-	927,778	-	927,778	927,778
Loan operations	-	29,243,743	-	29,243,743	29,966,410
Other financial assets	-	8,525,681	-	8,525,681	8,525,681
Financial liabilities
Fair value through profit or loss
Securities	17,659,659	442,382	-	18,102,041	18,102,041
Derivative financial instruments	7,639,543	39,714,936	-	47,354,479	47,354,479
Evaluated at amortized cost
Securities sold under repurchase agreements	-	54,364,458	-	54,364,458	54,371,879
Securities trading and intermediation	-	20,716,838	-	20,716,838	20,716,838
Financing instruments payable	-	99,123,467	-	99,123,467	99,621,575
Borrowings	-	3,502,092	-	3,502,092	3,502,092
Accounts payables	-	871,320	-	871,320	871,320
Other financial liabilities	-	13,442,269	34,556	13,476,825	13,476,825

	December 31, 2024
	Level 1	Level 2	Level 3	Fair Value	Book Value
Financial Assets
Financial assets at Fair value through profit or loss
Securities	123,368,069	26,245,585	371,760	149,985,414	149,985,414
Derivative financial instruments	3,003,675	43,196,121	-	46,199,796	46,199,796
Investments in associates measured at fair value		-	1,546,278	1,546,278	1,546,278
Fair value through other comprehensive income
Securities	50,879,981	-	-	50,879,981	50,879,981
Evaluated at amortized cost
Securities	-	2,874,382	-	2,874,382	2,836,146
Securities purchased under resale agreements		22,010,879	-	22,010,879	22,057,137
Securities trading and intermediation	-	6,499,097	-	6,499,097	6,499,097
Accounts receivable	-	778,943	-	778,943	778,943
Loan operations	-	29,145,291	-	29,145,291	29,228,463
Other financial assets	-	13,232,997	-	13,232,997	13,232,997
Financial liabilities
Fair value through profit or loss
Securities	14,830,405	422,971	-	15,253,376	15,253,376
Derivative financial instruments	1,929,536	38,118,151	-	40,047,687	40,047,687
Evaluated at amortized cost
Securities sold under repurchase agreements	-	71,693,244	-	71,693,244	71,779,721
Securities trading and intermediation	-	18,474,978	-	18,474,978	18,474,978
Financing instruments payable	-	94,662,035	-	94,662,035	95,248,482
Borrowings	-	1,666,432	-	1,666,432	1,666,432
Accounts payables	-	763,465	-	763,465	763,465
Other financial liabilities	-	14,614,086	116,777	14,730,863	14,730,863

As of March 31, 2025, and December 31, 2024, the total contingent consideration liability is reported at fair value and is dependent on the profitability of the acquired associate and businesses. The total contingent consideration is classified within Level 3 of the fair value hierarchy. The contingent consideration liability represents the maximum amount payable under the purchase and sale agreements discounted using an appropriate rate, which includes the Brazilian risk-free rate.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2025 In thousands of Brazilian Reais, unless otherwise stated

Changes in an average discount rate of 14.84% by 100 bps would increase/decrease the fair value of contingent consideration liability by R$ 642.

The investments held through our investees which are considered to be venture capital investments are classified as Level 3 of the fair value hierarchy. The inputs used by the Group are derived for discounted rates for these investments using a capital asset model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset. Change in the discount rate by 100 bps would increase/decrease the fair value by R$ 15,463.

Transfers into and out of fair value hierarchy levels are analyzed at the end of each consolidated financial statement. As of March 31, 2025, the Group had no transfers between Level 2 and Level 3.

29.	Management of financial risks and financial instruments

(a) Overview

The Group’s activities are exposed to a variety of financial risks: credit risk, liquidity risk, market risk (including currency risk, interest rate risk and price risk), and operational risk. The Group’s overall risk management structure focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to mitigate certain risk exposures. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken.

(b) Risk management structure

Management has overall responsibility for establishing and supervising the risk management structure of the Group. Risk Management is under a separated structure from business areas, reporting directly to the CEO and the Risk Committee, to ensure exemption of conflict of interest, and segregation of functions appropriate to good corporate governance and market practices.

The risk management policies of the Group are established  to identify and analyze the risks faced, to set appropriate risk limits and controls, and to monitor risks and adherence to the limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in the activities of the Group. Our risk appetite is defined in our Risk Appetite Statement (RAS) and reviewed on an annual basis. The Group, through its training and management standards and procedures, developed a disciplined and constructive control environment within which all its employees are aware of their duties and obligations.

Regarding the subsidiary Banco XP and the other subsidiaries components of XP Prudential Conglomerate (Brazilian Central Bank oversight definition), the organizational structure is based on the recommendations proposed by the Basel Accord, in which procedures, policies and methodology are formalized consistent with risk tolerance and with the business strategy and the various risks inherent to the operations and/or processes, including market, liquidity, credit and operating risks. The Group seeks to follow the same risk management practices as those applying to all companies.

Such risk management processes are also related to going concern management procedures, mainly in terms of formulating impact analyses, business continuity plans, contingency plans, backup plans and crisis management.

The unaudited interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s annual financial statements as of December 31, 2024. There have been no changes in the risk management department or in any risk management policies since the year-end.

Sensitivity analysis

According to the market information, the Group performed the sensitivity analysis by market risk factors considered relevant. The largest losses, by risk factor, in each of the scenarios were presented with an impact on the profit or loss, providing a view of the exposure by risk factor of the Group in exceptional scenarios. The following sensitivity analyzes do not consider the functioning dynamics of risk and treasury areas, since once these losses are detected, risk mitigation measures are quickly triggered, minimizing the possibility of significant losses.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2025 In thousands of Brazilian Reais, unless otherwise stated

				March 31, 2025
Trading portfolio	Exposures	Scenarios
Risk factors	Risk of variation in:	I	II	III
Fixed interest rate	Fixed interest rate in Reais	(65)	34,994	52,710
Exchange coupons	Foreign currencies coupon rate	(266)	(27,427)	(63,342)
Foreign currencies	Exchange rates	(1,043)	(16,153)	(52,184)
Price indexes	Inflation coupon rates	(47)	(22,767)	(48,047)
Shares	Shares prices	(127)	(43,850)	(186,136)
Commodities	Commodities price	44	17,187	61,059
		(1,504)	(58,016)	(235,940)

		December 31, 2024
Trading portfolio	Exposures	Scenarios
Risk factors	Risk of variation in:	I	II	III
Fixed interest rate	Fixed interest rate in Reais	(117)	(8,285)	50,065
Exchange coupons	Foreign currencies coupon rate	(28)	(6,905)	(15,497)
Foreign currencies	Exchange rates	(124)	64,512	148,169
Price indexes	Inflation coupon rates	(68)	(11,606)	(24,563)
Shares	Shares prices	(5,858)	(162,112)	(458,841)
Commodities	Commodities price	(320)	(4,471)	17,579
		(6,515)	(128,867)	(283,088)

Scenario I: Increase of 1 basis point in the rates in the fixed interest rate yield, exchange coupons, inflation and 1 percentage point in the prices of shares, commodities and currencies;

Scenario II: Project a variation of 25 percent in the rates of the fixed interest yield, exchange coupons, inflation, prices of shares, commodities and currencies, both rise and fall, being considered the largest losses resulting by risk factor; and

Scenario III: Project a variation of 50 percent in the rates of the fixed interest yield, exchange coupons, inflation, prices of shares, commodities and currencies, both rise and fall, being considered the largest losses resulting from the risk factor.

30.	Capital Management

The Group’s objectives when managing capital are to safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders, and maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group also monitors capital based on the net debt and the gearing ratio. Net debt is calculated as total debt (including borrowings, lease liabilities, structured financing and debentures as shown in the balance sheet) less cash and cash equivalent (including cash, securities purchased under resale agreements and certificate deposits as shown in the statement of cash flows). The gearing ratio corresponds to the net debt expressed as a percentage of total capital.

The net debt and corresponding gearing ratios as of March 31, 2025, and December 31, 2024, were as follows:

	March 31, 2025	December 31, 2024
Group debt (Note 31) (i)	9,590,684	9,165,747
Structured financing (Note 15 (b))	4,140,659	3,282,750
Total debt	13,731,343	12,448,497
Cash	(8,226,290)	(5,610,548)
Securities purchased under resale agreements (Note 3 (a))	(740,464)	(2,885,843)
Bank deposit certificates (Note 4 (a))	(64,960)	(69,224)
Other deposits at Brazilian Central Bank (Note 15 (a))	(1,200,998)	(4,343,999)
Net debt	3,498,631	(461,117)

Total Equity attributable to owners of the Parent company	21,042,088	20,043,557
Total capital	24,540,719	19,582,440
Gearing ratio %	14,26%	(2.35%)

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2025 In thousands of Brazilian Reais, unless otherwise stated

(i)	Minimum capital requirements

Although capital is managed considering the consolidated position, certain subsidiaries are subject to minimum capital requirement from local regulators.

The subsidiary Banco XP, leader of the Prudential Conglomerate (which includes XP CCTVM, XP DTVM, Banco Modal and Modal DTVM), under BACEN regulation regime, is required to maintain a minimum capital and follow aspects from the Basel Accord.

The subsidiary XP Vida e Previdência operates in retirement plans and insurance business and is oversight by the SUSEP, being required to present Adjusted Shareholders' Equity (PLA) equal to or greater than the Minimum Required Capital (“CMR”), CMR is equivalent to the highest value between base capital and Venture Capital Liquidity (“CR”).

On March 31, 2025, the subsidiaries Banco XP, XP Vida e Previdência were in compliance with all capital requirements.

There is no requirement for compliance with a minimum capital for the other Group companies.

31.	Cash flow information

(i)	Debt reconciliation

			Debt securities (i)
	Borrowings	Lease liabilities	Debentures and notes	Bonds	Total
Total debt as of January 1, 2024	2,199,422	304,762	2,806,774	3,546,567	8,857,525
Acquisitions / Issuance	-	-	-	-	-
Payments/repurchase	(26,706)	(26,735)	-	-	(53,441)
Write-offs	-	(16,116)	-	-	(16,116)
Net foreign exchange differences	52,704	(1,409)	-	110,050	161,345
Interest accrued	41,194	4,979	88,030	32,910	167,113
Interest paid	-	-	(10,064)	-	(10,064)
Total debt as of March 31, 2024	2,266,614	265,481	2,884,740	3,689,527	9,106,362

Total debt as of January 1, 2025	1,666,432	311,347	1,874,875	5,813,950	9,666,604
Acquisitions / Issuance	1,960,887	74,696	-	-	2,035,583
Payments	(9,729)	(37,053)	(1,266,496)	-	(1,313,278)
Net foreign exchange differences	(146,307)	(6,189)	-	(449,560)	(602,056)
Interest accrued	30,809	4,232	27,661	76,158	138,860
Total debt as of March 31, 2025	3,502,092	347,033	636,040	5,440,548	9,925,713

Debt securities include Debentures measured at FVPL presented in Note 4(e) and does not include fair value adjustments of (i) Debentures - R$ (193,658) (R$ (200,648) - December 31, 2024) and (ii) Bonds - R$ (141,370) (R$ (300,209) - December 31, 2024).

(ii)	Cash reconciliation for investing and financing activities

During the three months period ended March 31, 2024, the Group paid R$ 670,464 in connection with the minority stake acquisitions disclosed in note 2(d)(i).

During the three months period ended March 31, 2025, the Group paid R$ 113,127 in connection with the minority stake acquisitions disclosed in note 2(d)(i).

(iii)	Non-cash transactions

During the three months period ended March 31, 2025, the Group sold property and equipment assets in a total amount of R$ 132,004, which is payable in 10 years.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2025 In thousands of Brazilian Reais, unless otherwise stated

32.	Subsequent events

On May 19, 2025, the Board of Directors approved a new share buy-back program under which XP may repurchase up to the amount equivalent to R$1.0 billion of its outstanding Class A common shares over a period beginning on May 21, 2025, continuing until the earlier of the completion of the repurchase or December 31, 2026, depending on market conditions. On the same date, the Board of Directors also approved the cancellation of 12,053,924 Class A shares (2.2% of total shares) held by the Company in treasury. Total share count went from 540,052,383 to 527,998,459 after cancellation.